Exhibit 99.2

Management’s Discussion and Analysis

for the First Quarter ended March 31, 2016

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

May 11, 2016

Introduction

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected the performance of Pan American Silver Corp. and its subsidiaries (collectively “Pan American”, “we”, “us”, “our” or the “Company”) and such factors that may affect its future performance. The MD&A should be read in conjunction with the Company’s Audited Consolidated Financial Statements for the year ended December 31, 2015 (the “2015 Financial Statements”), and the related notes contained therein, and the unaudited condensed interim consolidated financial statements for the three months ended March 31, 2016 and 2015 (the “Q1 2016 Financial Statements”), and the related notes contained therein. All amounts in this MD&A and in the Q1 2016 Financial Statements are expressed in United States dollars (“USD”), unless identified otherwise. The Company reports its financial position, results of operations and cash flows in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Pan American’s significant accounting policies are set out in Note 2 of both the 2015 Financial Statements and the Q1 2016 Financial Statements.

This MD&A refers to various non-Generally Accepted Accounting Principles (“non-GAAP”) measures, such as “all-in sustaining cost per silver ounce sold", “cash costs per ounce of silver”, “working capital’, “adjusted earnings” and “basic adjusted earnings per share”, which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the mining industry as benchmarks for performance, but do not have standardized meaning. To facilitate a better understanding of these non-GAAP measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to the section of this MD&A entitled “Alternative Performance (Non-GAAP) Measures” for a detailed description of “all-in sustaining cost per silver ounce sold”, “cash costs per ounce of silver”, “working capital”, “adjusted earnings“ and “basic adjusted earnings per share”, as well as details of the Company’s by-product credits and a reconciliation of these measures to the Q1 2016 Financial Statements.

Any reference to “cash costs” or “cash costs per ounce of silver” in this MD&A should be understood to mean cash costs per ounce of silver, net of by-product credits.

Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian provincial securities laws, or are future oriented financial information, and as such are based on an assumed set of economic conditions and courses of action. Please refer to the cautionary note regarding forward-looking statements and information at the back of this MD&A and the “Risks Related to Pan American’s Business” contained in the Company’s most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and Form 40-F on file with the U.S. Securities and Exchange Commission (the “SEC”). Additional information about Pan American and its business activities, including its Annual Information Form, is available on SEDAR at www.sedar.com

Core Business and Strategy

Pan American engages in silver mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates silver mines located in Peru, Mexico, Argentina, and Bolivia. In addition, the Company is exploring for new silver deposits and opportunities throughout North and South America. The Company is listed on the Toronto Stock Exchange (Symbol: PAA) and on the Nasdaq Global Select Market (“NASDAQ”) Exchange in New York (Symbol: PAAS).

Pan American’s vision is to be the world’s pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. To achieve this vision, we base our business on the following strategy:

•	Generate sustainable profits and superior returns on investments through the safe, efficient and environmentally sound development and operation of silver assets

•	Constantly replace and grow our mineable silver reserves and resources through targeted near-mine exploration and global business development

•	Foster positive long-term relationships with our employees, our shareholders, our communities and our local governments through open and honest communication and ethical and sustainable business practices

•	Continually search for opportunities to upgrade and improve the quality of our silver assets both internally and through acquisition

•	Encourage our employees to be innovative, responsive and entrepreneurial throughout our entire organization

To execute this strategy, Pan American has assembled a sector leading team of mining professionals with a depth of knowledge and experience in all aspects of our business that allows the Company to confidently advance early stage projects through construction and into operation.

Pan American is determined to conduct its business in a responsible and sustainable manner. Caring for the environment in which we operate, contributing to the long-term development of our host communities and ensuring that our employees can work in a safe and secure manner are core values at Pan American. We are committed to maintaining positive relations with our employees, the local communities and the government agencies, all of whom we view as partners in our enterprise.

Pan American Silver Corp.	4

Q1 2016 Highlights and key notes

OperationS & PROJECT DEVELOPMENT

•	Silver Production of 6.42 million ounces

The Company produced 6.42 million ounces of silver in the three months ended March 31, 2016 (“Q1 2016”), a 6% increase from that produced in the comparable period of 2015 (“Q1 2015”). The quarter over quarter increase was accomplished despite the anticipated decline in silver production at the Alamo Dorado and Manantial Espejo mines, and is due to increased production at all other operations, most notably the Morococha, San Vicente, and La Colorada mines.

•	Reduced Q1 Cash Costs

Consolidated cash costs per ounce of silver were $8.03 in Q1 2016, a $3.68 or 31% decrease from cash costs per ounce of $11.71 in Q1 2015. The decreased cash costs were achieved through lower direct unit operating costs per ounce at all mines and increased production of all by-product metals despite lower quarter over quarter prices for all by-products metals.

•	Increased Gold and Base Metal Production

Pan American produced 41.2 thousand ounces of gold, 12.8 thousand tonnes of zinc, 4.8 thousand tonnes of lead and 3.9 thousand tonnes of copper in Q1 2016 representing a 10%, 38%, 37% and 26% increase from Q1 2015 production levels, respectively. The increased quarter over quarter gold and base metal production was driven largely by increased throughput rates and grades at the Dolores mine for gold production and at the Company’s Peruvian operations for base metal production.

•	Progress on the La Colorada & Dolores Expansion Projects

Substantial progress was made on the La Colorada mine expansion project during Q1 2016 including continued construction of the new sulphide processing plant, commissioning of the hoisting plant and headframe, and the advancement of the new shaft concrete lining and steel installation to a depth of 165 metres. As of the end of Q1 2016, the new sulphide plant and the new shaft were approximately 85% and 65% complete, respectively. Overall, the La Colorada expansion is advancing on budget and remains on schedule to reach the planned 1,800 tonnes per day ore production rate by the end of 2017.

The Dolores mine expansion projects also advanced during the quarter including construction of the new high voltage power-line to the site, advancing the underground ramp an additional 222 metres, and continued engineering and procurement for the new pulp agglomeration plant in anticipation of commencing construction in Q2 2016.

Pan American Silver Corp.	5

Financial

•	Financial Results

Net earnings of $1.9 million in Q1 2016, or basic income per share of $0.01, represented a $21.7 million, or $0.14 per share increase from Q1 2015 net loss and basic net loss per share of $19.8 million and $0.13 per share, respectively. Mine operating earnings of $16.7 million in Q1 2016 was $14.1 million more than the $2.6 million earned in Q1 2015, and was achieved through cost reductions, and despite a $19.9 million quarter over quarter decrease in revenues driven by lower metal prices. Operating cash flow before changes in non-cash operating working capital was $28.4 million, a $20.9 million increase from the comparative amount in Q1 2015, due largely to decreases in cash production costs and income taxes paid, which more than offset the quarter over quarter decline in cash revenue.

•	Reduced Q1 All-in Sustaining Costs per Silver Ounce Sold

Consolidated AISCSOS in Q1 2016 was $13.12 per ounce, an 8% reduction from the $14.24 per ounce in Q1 2015. The decline in quarter over quarter AISCSOS resulted mainly from lower production costs, partially offset by decreased by-product credits driven by decreased gold sales volumes and lower prices and the impact of increased sustaining capital.

•	Strong Liquidity and Working Capital Position

The Company had cash and cash equivalents and short-term investment balances of $177.6 million, and a working capital position of $383.7 million at March 31, 2016, a decrease of $49.0 million and $8.6 million, respectively, from December 31, 2015. The Company had total debt outstanding of $59.5 million at the end of Q1 2016.

Pan American Silver Corp.	6

Q1 Operating Performance

The following table reflects silver production and cash costs, net of by-product credits, at each of Pan American’s operations for Q1 2016, as compared to Q1 2015.

	Silver Production (ounces ‘000s)		Cash Costs(1) ($ per ounce)
	Three months ended March 31,		Three months ended March 31,
	2016	2015	2016	2015
La Colorada	1,371	1,263	$6.34	$7.75
Dolores	1,073	991	6.10	8.79
Alamo Dorado	560	687	11.85	15.98
Huaron	952	901	7.95	11.87
Morococha (2)	699	515	5.24	17.11
San Vicente(3)	1,087	967	11.84	12.57
Manantial Espejo	676	753	8.13	13.75
Consolidated Total (4)	6,421	6,077	$8.03	$11.71
(1)	Cash costs per ounce is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the cash cost calculation, details of the Company’s by-product credits and a reconciliation of this measure to the Q1 2016 Financial Statements.
(2)	Morococha data represents Pan American's 92.3% interest in the mine's production.
(3)	San Vicente data represents Pan American's 95.0% interest in the mine's production.
(4)	Totals may not add due to rounding.

•	Q1 Silver Production

Pan American’s Q1 2016 silver production of 6.42 million ounces was 6% higher than the 6.08 million ounces produced in Q1 2015. The majority of the increase was attributable to Morococha, San Vicente, and La Colorada which had 0.18 million, 0.12 million, and 0.11 million ounce quarter over quarter increases in silver production, respectively. These increases more than offset the anticipated production declines at Alamo Dorado and Manantial Espejo, as these two operations approach their planned end of mine life.

•	Q1 By-Product Production

The following table shows the Company’s by-product production for Q1 2016 and Q1 2015:

By-Product Production
For the three months ended March 31,
	2016	2015
Gold - ounces ‘000s (“koz”)	41.2	37.5
Zinc - tonnes ‘000s (“kt”)	12.8	9.3
Lead - kt	4.8	3.5
Copper - kt	3.9	3.1

Gold production during Q1 2016 rose 10% from Q1 2015, driven primarily by increased quarter over quarter gold production at the Dolores mine, where gold production in Q1 2016 increased 3.26 thousand ounces from Q1 2015 levels, on account of improved grades and throughput.

During Q1 2016, Pan American also produced 12.8 thousand tonnes of zinc, 4.8 thousand tonnes of lead, and 3.9 thousand tonnes of copper, 38%, 37% and 26% more than in Q1 2015, respectively. The quarter over quarter increase in base metal production was driven mainly by increased throughput rates at the Company’s Peruvian mines which also experienced improved base metal grades with the exception of lead grades at Morococha.

Pan American Silver Corp.	7

•	Q1 Average Market Metal Prices

The following tables set out the average market price for each metal produced during Q1 2016 and Q1 2015:

Average Market Metal Prices
For the three months ended March 31,
	2016	2015
Silver/ounce	$14.85	$16.71
Gold/ounce	$1,183	$1,218
Zinc/tonne	$1,679	$2,080
Lead/tonne	$1,744	$1,806
Copper/tonne	$4,672	$5,818

•	Q1 Cash Costs

Consolidated cash costs per ounce of silver were $8.03 in Q1 2016, a $3.68 decrease from cash costs of $11.71 per ounce in Q1 2015. The 31% decline in consolidated cash costs from Q1 2015 was due primarily to higher production of all by-product metals and lower direct unit operating costs per ounce at all mines. The operations contributing the largest cash cost per ounce declines were the Morococha, Manantial Espejo, and Huaron mines which lowered cash costs by 69%, 41% and 33%, respectively. Each operation’s cash costs are separately discussed in the “Individual Mine Performance” section of this MD&A.

•	Q1 AISCSOS

The following table reflects the quantities of payable silver sold and AISCSOS at each of Pan American’s operations for Q1 2016 as compared to Q1 2015.

	Payable Silver Sold (ounces ‘000s)		AISCSOS(1) ($ per ounce)
	Three months ended March 31,		Three months ended March 31,
	2016	2015	2016	2015
La Colorada	1,150	1,310	$9.16	$9.45
Dolores	950	1,150	19.36	4.17
Alamo Dorado	686	790	9.60	14.58
Huaron	835	734	11.96	17.02
Morococha	674	498	7.08	22.77
San Vicente	749	588	15.02	13.11
Manantial Espejo	672	805	10.08	17.86
Consolidated Total (2)	5,716	5,875	$13.12	$14.24

(1)	AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the Q1 2016 Financial Statements.
(2)	Totals may not add due to rounding.

Consolidated AISCSOS in Q1 2016 was $13.12 per ounce, an 8% reduction from the $14.24 per ounce in Q1 2015. The decline in quarter over quarter AISCSOS resulted mainly from lower production costs, partially offset by: (i) a decrease in positive NRV adjustments at the Dolores mine; (ii) lower by-product credits, largely from decreased gold sales volumes and lower prices; and, the impact of increased sustaining capital, primarily at Dolores where an expansion of the leach pad is in progress.

Pan American Silver Corp.	8

•	Q1 Individual Mine Performance

The following tables summarize the Q1 2016 cash costs and AISCSOS achieved for each operation compared to the annual amounts forecasted in the MD&A for the fiscal year ended December 31, 2015. Actual Q1 2016 results that exceeded the 2016 annual guidance range have been noted with a “✓✓”, while those that met, or did not meet, 2016 annual guidance ranges have been noted with a “✓” or an “✗”, respectively, in the following tables.

	2016 Cash Costs(1) ($ per ounce)			2016 AISCSOS(2) ($ per ounce)
	Forecast (3)	Q1 Actual		Forecast (2)	Q1 Actual
La Colorada	$7.75 – $8.25	$6.34	✓✓	$9.25 – $10.30	$9.16	✓✓
Dolores	$5.00 – $6.50	6.10	✓	$17.00 – $18.90	19.36	✗
Alamo Dorado	$13.50 – $14.50	11.85	✓✓	$13.80 – $15.30	9.60	✓✓
Huaron	$12.25 – $13.25	7.95	✓✓	$14.40 – $16.00	11.96	✓✓
Morococha	$12.00 – $13.75	5.24	✓✓	$15.40 – $17.10	7.08	✓✓
San Vicente	$11.25 – $11.75	11.84	✗	$12.00 – $13.30	15.02	✗
Manantial Espejo	$9.25 – $10.75	8.13	✓✓	$10.00 – $11.10	10.08	✓
Consolidated Total	$9.45 – $10.45	$8.03	✓✓	$13.60 – $14.90	$13.12	✓✓

(1)	Cash costs per ounce is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the cash cost calculation, details of the Company’s by-product credits and a reconciliation of this measure to the Q1 2016 Financial Statements.
(2)	AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the Q1 2016 Financial Statements.
(3)	Forecasted amount per guidance included in the annual MD&A for fiscal 2015 dated March 24, 2016.

An analysis of each operation’s Q1 2016 operating performance follows, as compared to the operating performance for the comparable period of 2015. Reported metal figures in the tables in this section reflect actual quantities of metals produced and payable metal sold as indicated.

Pan American Silver Corp.	9

La Colorada mine

	Three months ended March 31,
	2016	2015
Tonnes milled – kt	123.6	115.1
Average silver grade – grams per tonne	381	380
Average zinc grade - %	2.65	2.14
Average lead grade – %	1.41	0.99
Average silver recovery - %	90.7	89.9
Average zinc recovery – %	81.7	83.2
Average lead recovery – %	87.6	85.7
Production:
Silver – koz	1,371	1,263
Gold – koz	0.68	0.61
Zinc – kt	2.67	2.05
Lead – kt	1.52	0.98

Cash cost per ounce net of by-products(1)	$6.34	$7.75

AISCSOS(2)	$9.16	$9.45

Payable silver sold – koz	1,150	1,310

Sustaining capital - (’000s)(3)	$3,655	$2,062
(1)	Cash costs per ounce is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the cash cost calculation, details of the Company’s by-product credits and a reconciliation of this measure to the Q1 2016 Financial Statements.
(2)	AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the Q1 2016 Financial Statements.
(3)	Sustaining capital expenditures excludes $15.8 million of investing activity cash outflow in Q1 2016 ($8.7 million in Q1 2015) related to investment capital incurred on the expansion project as disclosed in the Project Development Update and Alternative Performance (non-GAAP) Measures sections of this MD&A.

The La Colorada mine’s Q1 2016 silver production was 9% more than that produced in Q1 2015, due to increases in throughput and silver recoveries. Ore mining rates continue to benefit as the mine expansion project progresses and allows for the development of new mining areas. During Q1 2016, the mine produced 2.7 thousand tonnes of zinc and 1.5 thousand tonnes of lead, 30% and 55% more than in Q1 2015, respectively. The increased base metals production was a function of the increased throughput combined with improved zinc and lead grades of 24% and 42%, respectively.

The Q1 2016 cash costs of $6.34 per ounce were $1.41 lower than the $7.75 per ounce cash costs in Q1 2015. This 18% decrease was the combined effect of lower direct operating costs, a 9% increase in payable silver ounces produced, and an 8% increase in by-product credits per ounce. The decrease in unit operating costs per tonne resulted largely from the devaluation of the Mexican peso and lower costs of certain consumables as well as reduced underground development rates that have slowed while managing the expansion project. The increased by-product credits were driven by increased lead and zinc production partially offset by lower lead and zinc prices.

Q1 2016 AISCSOS of $9.16 decreased 3% from $9.45 in Q1 2015, due primarily to a 25% decrease in direct operating costs, which was partially offset by a 12% decrease in the amount of payable silver ounces sold compared to Q1 2015 levels.

Sustaining capital expenditures at La Colorada during Q1 2016 totalled $3.7 million, a $1.6 million increase from the $2.1 million spent in Q1 2015. The majority of the Q1 sustaining capital spending in both 2016 and 2015 related to equipment replacements and rehabilitations, exploration drilling, access road upgrades and a tailings storage facility expansion.

Pan American Silver Corp.	10

Dolores mine

	Three months ended March 31,
	2016	2015
Tonnes placed - kt	1,539.3	1,483.2
Average silver grade – grams per tonne	38	47
Average gold grade – grams per tonne	0.64	0.56
Average silver produced to placed ratio - %	57.0	44.2
Average gold produced to placed ratio - %	67.9	67.7
Production:
Silver – koz	1,073	991
Gold – koz	21.44	18.18

Cash cost per ounce net of by-products(1)	$6.10	$8.79

AISCSOS(2)	$19.36	$4.17

Payable silver sold - koz	950	1,150

Sustaining capital - (’000s)(3)	$14,421	$4,910
(1)	Cash costs per ounce is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the cash cost calculation, details of the Company’s by-product credits and a reconciliation of this measure to the Q1 2016 Financial Statements.
(2)	AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the Q1 2016 Financial Statements.
(3)	Sustaining capital expenditures excludes $7.8 million of investing activity cash outflow in Q1 2016 ($8.0 million in Q1 2015) related to investment capital incurred on Dolores expansion projects as disclosed in the Project Development Update and Alternative Performance (non-GAAP) Measures sections of this MD&A.

Silver production at Dolores in Q1 2016 was 8% higher than in Q1 2015, the result of increases in stacking rates and the ratio of average silver produced to placed, partially offset by lower grades largely driven by mine sequencing. Gold production of 21.4 thousand ounces in Q1 2016 was 18% higher than the 18.2 thousand ounces produced in Q1 2015, primarily a result of the improvement in grades from the mine sequencing and increased throughputs.

Cash costs of $6.10 per ounce in Q1 2016 were $2.69 per ounce lower than those in Q1 2015. The 31% decrease in cash costs was the result of the combined effect of lower direct unit operating costs per tonne, an 8% increase in payable silver ounces produced, and increased by-product gold production. The decrease in unit operating costs per tonne primarily resulted from the devaluation of the Mexican peso and lower costs of certain consumables particularly fuel.

Q1 2016 AISCSOS of $19.36 increased $15.19 from Q1 2015 AISCSOS of $4.17. The increase was primarily due to $9.5 million in higher sustaining capital expenditures, further discussed below, and to $9.4 million lower positive NRV adjustments in Q1 2016 compared to Q1 2015. NRV adjustments reduced production costs by $4.2 million or $4.44 per ounce in Q1 2016, compared to $13.6 million or $11.83 per ounce in Q1 2015. These negative impacts were partially offset by an $8.92 per ounce quarter over quarter decrease in direct operating costs.

Q1 2016 sustaining capital expenditures at Dolores totalled $14.4 million, comprised primarily of open pit pre-stripping, leach pad expansion, and investments in mine equipment rehabilitations. Sustaining capital in Q1 2016 increased by $9.5 million compared to Q1 2015, due primarily to the leach pad expansion works.

Pan American Silver Corp.	11

Alamo Dorado mine

	Three months ended March 31,
	2016		2015
Tonnes milled – kt		464.6		452.8
Average silver grade – grams per tonne		51		61
Average gold grade – grams per tonne		0.24		0.21
Average silver recovery - %		74.2		81.1
Production:
Silver – koz		560		687
Gold – koz		3.28		3.06
Copper – tonnes		20		-

Cash cost per ounce net of by-products(1)		$11.85		$15.98

AISCSOS(2)		$9.60		$14.58

Payable silver sold - koz		686		790

Sustaining capital - (’000s)	$	nil	$	nil

(1)	Cash costs per ounce is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the cash cost calculation, details of the Company’s by-product credits and a reconciliation of this measure to the Q1 2016 Financial Statements.
(2)	AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the Q1 2016 Financial Statements.

As anticipated, Alamo Dorado silver production in Q1 2016 was 18% lower than that in Q1 2015, the result of lower silver grades from processing of surface stockpiles as open pit mining operations were completed in the fourth quarter of 2015 (“Q4 2015”). Gold production rose 7% due to higher grades and recoveries carrying forward from residual stockpiles built from mining a high-grade gold zone in the final stages of the pit in late 2015.

Cash costs for Q1 2016 were $11.85 per ounce, a 26% decrease from $15.98 per ounce cash costs in Q1 2015. The decrease to cash costs per ounce was attributable to the elimination of open pit mining activities; favorable currency exchange rate movements; reduced costs of certain consumables; and a $1.52 per ounce increase in by-product credits, resulting from the increased gold production partially offset by decreased gold prices.

Q1 2016 AISCSOS of $9.60 decreased $4.98 from $14.58 in Q1 2015. The quarter over quarter reduction was attributable to a 30% decrease in direct operating costs, which decreased for the same reasons as those discussed in cash costs, partially offset by the negative impact of a 13% reduction in the amount of silver ounces sold.

No capital expenditures were made at Alamo Dorado during Q1 2016.

Pan American Silver Corp.	12

Huaron mine

	Three months ended March 31,
	2016	2015
Tonnes milled – kt	226.3	223.6
Average silver grade – grams per tonne	160	153
Average zinc grade - %	2.83	2.38
Average lead grade – %	1.41	1.04
Average copper grade - %	0.98	0.97
Average silver recovery - %	83.3	83.9
Average zinc recovery – %	72.2	66.6
Average lead recovery – %	76.1	72.5
Average copper recovery – %	77.1	77.2
Production:
Silver – koz	952	901
Gold – koz	0.19	0.32
Zinc – kt	4.57	3.41
Lead – kt	2.40	1.61
Copper – kt	1.68	1.62

Cash cost per ounce net of by-products(1)	$7.95	$11.87

AISCSOS(2)	$11.96	$17.02

Payable silver sold – koz	835	734

Sustaining capital - (’000s)	$2,138	$2,318
(1)	Cash costs per ounce is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the cash cost calculation, details of the Company’s by-product credits and a reconciliation of this measure to the Q1 2016 Financial Statements.
(2)	AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the Q1 2016 Financial Statements.

Q1 2016 silver production at Huaron was 6% more than that produced in Q1 2015, primarily the result of increased silver grades. During Q1 2016, Huaron produced 4.6 thousand tonnes of zinc, 2.4 thousand tonnes of lead, and 1.7 thousand tonnes of copper, which was 34%, 49% and 4%, respectively, more than in Q1 2015. The quarter over quarter increase in base metal production was primarily a function of higher grades on account of mine sequencing.

Cash costs per ounce in Q1 2016 were $7.95, a 33% decrease from the $11.87 per ounce in Q1 2015. The reduced cash cost performance was the result of a 10% increase in payable silver ounce production; increased by-product base metal production, partially offset by lower base metal prices; increased smelter treatment and refining costs; and lower unit operating costs per tonne, driven by cost benefits from mechanization efforts and favorable currency exchange rate movements.

AISCSOS of $11.96 in Q1 2016 was 30% lower than the $17.02 reported in Q1 2015. The decrease was mainly attributable to: a 14% increase in the amount of payable silver ounces sold; a reduction in production costs; a $5.12 per ounce increase in by-product credits from increased base metal sales volumes, which more than offset the decline in base metal prices; and decreased sustaining capital; which were all partially offset by increased treatment, smelting and refining charges (“TCRCs”).

Sustaining capital expenditures at the Huaron mine during Q1 2016 totaled $2.1 million, comparable to those in Q1 2015, and related primarily to equipment refurbishments and replacements, exploration drilling, process plant and electrical supply system upgrades.

Pan American Silver Corp.	13

Morococha mine(1)

	Three months ended March 31,
	2016	2015
Tonnes milled – kt	168.0	144.8
Average silver grade – grams per tonne	150	130
Average copper grade - %	1.56	1.25
Average lead grade - %	0.73	0.83
Average zinc grade - %	3.31	2.88
Average silver recovery - %	87.1	84.8
Average zinc recovery - %	70.3	64.7
Average lead recovery - %	58.2	64.2
Average copper recovery - %	84.0	82.9
Production:
Silver– koz	699	515
Gold – koz	0.71	0.63
Zinc – kt	3.89	2.67
Lead – kt	0.70	0.76
Copper – kt	2.15	1.47

Cash cost per ounce net of by-products(2)	$5.24	$17.11

AISCSOS(3)	$7.08	$22.77

Payable silver sold (100%) - koz	674	498

Sustaining capital (100%) - (’000s)	$1,321	$1,893
(1)	Production figures are for Pan American’s 92.3% share only.
(2)	Cash costs per ounce is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the cash cost calculation, details of the Company’s by-product credits and a reconciliation of this measure to the Q1 2016 Financial Statements.
(3)	AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the Q1 2016 Financial Statements.

Q1 2016 silver production at Morococha was 36% more than that produced in Q1 2015, the combined result of a 16% increase in throughput and a 15% increase in silver grades. During Q1 2016, Morococha produced 3.9 thousand tonnes of zinc and 2.2 thousand tonnes of copper, both 46% more than in Q1 2015, whereas quarter over quarter lead production declined 8%. The quarter over quarter differences were due to mine sequencing.

Cash costs of $5.24 per ounce were $11.87 per ounce or 69% lower than the $17.11 cash costs in Q1 2015. The significant quarter over quarter decrease was the result of 30% lower unit operating costs per tonne, a 35% increase in the amount of payable silver ounces produced, and an increase in by-product production. The decreased operating costs were driven by substantial productivity benefits obtained from mechanization efforts as well as favorable currency exchange rate movements.

AISCSOS of $7.08 in Q1 2016 was 69% lower than the $22.77 reported in Q1 2015. The decrease was mainly attributable to a reduction in production costs; a 35% increase in the amount of payable silver ounces sold; a $3.71 per ounce increase in by-product credits from increased base metal sales volumes, which more than offset the decline in base metal prices; and decreased sustaining capital, which were all partially offset by increased TCRCs.

Sustaining capital expenditures at the Morococha mine during Q1 2016 totalled $1.3 million, $0.6 million less than those in Q1 2015, and related primarily to equipment refurbishments and replacements, Manuelita mine area deepening, as well as exploration drilling.

Pan American Silver Corp.	14

San Vicente mine(1)

	Three months ended March 31,
	2016	2015
Tonnes milled - kt	83.0	77.7
Average silver grade – grams per tonne	448	417
Average zinc grade - %	2.63	1.88
Average lead grade - %	0.35	0.29
Average silver recovery - %	92.1	93.4
Average zinc recovery - %	76.4	77.2
Average lead recovery - %	81.0	81.3
Production:
Silver – koz	1,087	967
Zinc – kt	1.67	1.13
Lead – kt	0.22	0.18

Cash cost per ounce net of by-products(2)	$11.84	$12.57

AISCSOS(3)	$15.02	$13.11

Payable silver sold - koz	749	588

Sustaining capital expenditures – thousands	$460	$464
(1)	Production figures are for Pan American’s 95.0% share only.
(2)	Cash costs per ounce is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the cash cost calculation, details of the Company’s by-product credits and a reconciliation of this measure to the Q1 2016 Financial Statements.
(3)	AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the Q1 2016 Financial Statements.

Silver production at the San Vicente mine in Q1 2016 was 1.10 million ounces, a 12% increase from the 0.97 million ounces produced in Q1 2015. The higher silver production was a result of a 7% increase in both throughput rates and silver grades on account of mine sequencing. Zinc production in Q1 2016 increased by 48% while lead production increased by 22% compared to production in Q1 2015, again on account of higher grades from mine sequencing and increased throughput rates.

Q1 2016 cash costs of $11.84 per ounce declined 6% from Q1 2015, driven by higher ore grades.

Q1 2016 AISCSOS increased by 15% to $15.02 from $13.11 in Q1 2015. The increase was largely driven by: a $1.71 per ounce decrease in by-product credits, from lower prices and quantities of lead sold; increased TCRCs; and by a $1.16 per ounce increase in royalties that resulted from royalty expenses being recorded for royalties due on shipments made prior to quarter-end for metals that were not sold until after quarter-end. Partially offsetting these factors was the 27% quarter over quarter increase in the amount of payable silver ounces sold.

Sustaining capital expenditures at San Vicente during Q1 2016 and Q1 2015 totalled $0.5 million and were comprised mainly of mine infrastructure and equipment rebuilds and replacements.

Pan American Silver Corp.	15

Manantial Espejo mine

	Three months ended March 31,
	2016	2015
Tonnes milled – kt	181.0	199.2
Average silver grade – grams per tonne	123	126
Average gold grade – grams per tonne	2.69	2.41
Average silver recovery - %	92.2	91.7
Average gold recovery - %	94.4	94.4
Production:
Silver – koz	676	753
Gold – koz	14.89	14.69

Cash cost per ounce net of by-products(1)	$8.13	$13.75

AISCSOS(2)	$10.08	$17.86

Payable silver sold - koz	672	805

Sustaining capital - (’000s)	$945	$4,880
(1)	Cash costs per ounce is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the cash cost calculation, details of the Company’s by-product credits and a reconciliation of this measure to the Q1 2016 Financial Statements.
(2)	AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the Q1 2016 Financial Statements.

Q1 2016 silver production at Manantial Espejo was 10% lower than in Q1 2015 due to a 9% decline in throughput rates that resulted from harder ores being encountered at the Concepcion pit, power supply problems, and unscheduled mechanical breakdowns which were experienced and resolved during the quarter. Q1 2016 gold production of 14.9 thousand ounces was similar to the 14.7 thousand produced in Q1 2015, a result of higher gold grades compensating for the lower throughput rates.

Q1 2016 cash costs of $8.13 per silver ounce were $5.62 per ounce lower than the $13.75 per ounce cash costs in Q1 2015. The main factors driving the 41% quarter over quarter decline in cash costs stem from: the sharp devaluation of the local currency; lower diesel fuel prices; reduced royalties on account of the legislative elimination of the export tariff and a new export credit; and, the tapering down of mining during the final stages of open pit mining, partially offset by a 10% decline in payable silver ounces produced.

Q1 2016 AISCSOS decreased by 44% to $10.08 from $17.86 in Q1 2015. The decrease was primarily due to a 33% quarter over quarter reduction in direct operating costs, and lower TCRCs, which were partially offset by a $14.62 per ounce decrease in by-product credits, from lower gold prices and gold sales volumes, and a 17% quarter over quarter decrease in the amount of payable silver ounces sold.

Sustaining capital expenditures at Manantial Espejo in Q1 2015 totalled $0.9 million, a $3.9 million decrease from the $4.9 million in Q1 2015. The quarter over quarter decrease was due to the anticipated reduction in pre-stripping activities, which were completed in 2015. The Q1 2016 sustaining capital consisted primarily of exploration drilling and the installation of the supplemental mill feed crusher.

Pan American Silver Corp.	16

2016 Operating Outlook

Q1 2016 consolidated silver production of 6.42 million ounces was in line with the production rate required to achieve management’s full year forecast range of 24.0 to 25.0 million silver ounces. With the expected silver production for the remainder of the year, management reaffirms the annual silver production forecast as indicated in the 2015 year-end MD&A.

Q1 2016 gold production of 41,200 ounces was slightly lower than the quarterly production rate required to achieve the low-end of management’s 2016 annual forecast range of 175.0 to 185.0 thousand ounces. However, with the expected gold production anticipated for the remainder of the year based on the current mine plans, management reaffirms the annual gold production forecast.

Q1 2016 zinc, lead, and copper production of 12,810 tonnes, 4,840 tonnes and 3,850 tonnes, respectively, was on-pace with management’s 2016 annual guidance of 46,000 tonnes to 48,000 tonnes, 15,000 tonnes to 15,500 tonnes, and 13,000 tonnes to 13,500 tonnes, respectively. With the expected base metal production for the remainder of the year, management reaffirms the annual base metal production forecasts.

Cash costs per ounce of $8.03 in Q1 2016 were $1.42 per ounce less than the low end of management’s 2016 annual forecast range of $9.45 to $10.45. Based on the Q1 2016 performance, and the expected results for the remainder of 2016, which are largely influenced by currency exchange rate assumptions, management reaffirms the annual 2016 cash costs guidance.

Q1 2016 AISCSOS of $13.12 was $0.48 below the low-end of management’s 2016 annual forecast of $13.60 to $14.90 per ounce. Based on the Q1 2016 AISCSOS results, and the expected results for the remainder of 2016, management reaffirms the annual 2016 AISCSOS guidance.

Total sustaining capital investment for Q1 2016 was $22.9 million, while investment (project development) capital totaled $23.6 million. Management continues to expect sustaining capital for the full year of 2016 to be approximately $65.0 to $75.0 million. Based on the spending to date for the La Colorada and Dolores expansion projects, and the forecast for the remainder of the year, the Company continues to expect 2016 spending of between $64.0 million to $66.5 million at La Colorada, and between $71.0 million to $73.5 million at Dolores, for a total consolidated project spending of between $135.0 million to $140.0 million.

Pan American Silver Corp.	17

Q1 2016 Project Development Update

The following table reflects the amounts capitalized at each of Pan American’s significant projects in Q1 2016 as compared to Q1 2015:

Project Development	Three months ended
(thousands of USD)	March 31,
	2016	2015
La Colorada Expansion	$$12,747	$7,570
Dolores Projects	9,744	4,991
Total	$22,491	$12,561

•	La Colorada Expansion Project

During Q1 2016, $12.7 million was invested in the La Colorada expansion project comprised primarily of: (i) purchasing of process equipment and construction of the new sulphide plant; (ii) construction and commissioning of the new headframe, sinking winches, and hoist; (iii) shaft development; (iv) underground mine development in support of the future increased production levels; and (v) construction of the first of the two new substations required for the new 115 kV high voltage power line to the site.

There was $3.0 million more in investing activity cash outflows relating to the La Colorada expansion project in Q1 2016, compared to that capitalized in the quarter, resulting from changes in accounts payable balances (Q1 2015, $1.1 million more).

The following progress on the La Colorada expansion project was achieved during Q1 2016:

•	Construction of the new sulphide process plant continued on schedule with installation of structural steel, process equipment, and piping and electrical systems. A purchase order was placed for the concentrate filter press, which is the last major piece of process equipment to be purchased for the new plant.

•	The headframe was erected at the shaft site, the hoists and winches were roped-up, and the Galloway system, hoists and winches were commissioned. Shaft sinking, lining, and shaft steel installation commenced, and by the end of the quarter the shaft slashing had advanced to a 165 meter depth. The first 200 metres of shaft length requires slashing of the existing 2.4-meter raise bore hole to the full 5.1 meter diameter, with the bottom 411 metres requiring only minimal contouring as it was originally bored to the full 5.1 metre diameter.

•	Underground mine development continued with 930 metres of development completed. Preparation of new mining areas in the Estrella vein continued, and development of the loading pocket level and associated ore storage bins commenced.

•	Construction of the new 115 kV substation at Chalchihuites advanced satisfactorily during the quarter following receipt of the environmental approval for the powerline in Q1 2016.

The Company anticipates the completion of all shaft and loading pocket level construction by the end of the third quarter of 2016 (“Q3 2016”) and the Company continues to forecast that the new shaft will be fully commissioned before year-end 2016.

The Company will also advance the necessary underground development during 2016 to prepare new areas for production in order to ramp up ore production in late 2016 and beyond as anticipated in the original project schedule. In addition, the Company is making provisions to provide necessary temporary power supplies to operate the new shaft and new sulphide plant, with the anticipated completion and energizing of the new 115 kV power line in early 2017.

Pan American Silver Corp.	18

Overall, the La Colorada expansion is advancing on budget and Pan American anticipates overcoming the three-month delay in the shaft excavation that occurred during 2015 due to the challenging ground conditions encountered in the shaft raise boring. The project remains on schedule to reach the planned 1,800 tpd ore production rate by the end of 2017.

•	Dolores Projects

During Q1 2016, the Company invested $9.7 million in Dolores projects comprised predominantly of: (i) $5.2 million on the new pulp agglomeration plant; (ii) $2.5 million to advance the new underground ramp decline; and (iii) $1.4 million for construction of a new power line.

There were $1.9 million less in investing activity cash outflows relating to Dolores projects in Q1 2016, compared to that capitalized in the quarter, resulting from changes in accounts payable balances (Q1 2015, $3.0 million more).

The following progress on the Dolores project was achieved during Q1 2016:

•	The pulp agglomeration plant engineering and equipment purchases continued in Q1 2016, with the majority of the selection of equipment suppliers and initiation of the manufacturing for the major pieces of process equipment. The project permit was approved by the Mexican Secretariat of Environment and Natural Resources (SEMARNAT), which allows for construction to proceed.

•	The Dolores underground ramp advanced during Q1 2016, with the completion of the main ramp decline. A total of 222 metres of ramp development was completed in Q1 2016, in addition to 156 metres of additional development for service excavations. The Company anticipates installing the first ventilation raise, commencing lateral development, and performing initial stope definition drilling during Q2 and Q3 2016 in accordance with the project schedule.

•	The construction of the powerline project which includes installation of a new 115 kV powerline, a transformer station at the Dolores site, and connection to the Mexican national grid continued as planned during the quarter. The project remains on track for completion by mid-year and energizing in the third quarter of 2016.

Overall, the Dolores expansion project is on budget and the Company anticipates meeting a scheduled start-up of the pulp agglomeration plant by mid-2017, while ramping up underground operations to the full 1,500 tpd design capacity by the end of 2017.

Apart from the Dolores expansion project and the installation of the new high voltage power line, the projects team has also initiated the next phase of the leach pad sustaining capital expansion at Dolores, which is scheduled for completion during 2016, and will provide an additional 18 million tonnes of ore stacking capacity.

Pan American Silver Corp.	19

Overview of Q1 Financial Results

•	Quarterly Information

The following tables set out selected quarterly results for the past nine quarters, which are stated in thousands of USD, except for the per share amounts. The dominant factors affecting results in the quarters and years presented below are volatility of metal prices realized, industry wide cost pressures, and the timing of the sales of production which varies with the timing of shipments. The fourth quarter of 2015 included impairment charges to Morococha, Dolores, and Alamo Dorado, while the third quarter of 2015 included impairment charges to Manantial Espejo. The fourth quarter of 2014 included impairment charges related to Dolores, Manantial Espejo, Alamo Dorado and certain exploration and development properties, including Navidad.

2016	Quarter Ended (unaudited)
(In thousands of USD, other than per share amounts)	March 31
Revenue	$158,275
Mine operating earnings	$16,698
Attributable earnings for the period	$1,875
Basic income per share	$0.01
Diluted income per share	$0.01
Cash flow from operating activities	$771
Cash dividends paid per share	$0.0125
Other financial information
Total assets	$1,710,703
Total long term financial liabilities	$118,327
Total attributable shareholders’ equity	$1,298,732

2015	Quarter Ended (unaudited)				Year Ended
(In thousands of USD, other than per share amounts)	March 31(1)	June 30	Sept 30	Dec 31	Dec 31
Revenue	$178,125	$174,189	$159,414	$162,960	$674,688
Mine operating earnings (loss)	$2,630	$(952)	$(25,996)	$(7,771)	$(32,089)
Attributable loss for the period	$(19,371)	$(7,322)	$(67,048)	$(132,909)	$(226,650)
Basic loss per share	$(0.13)	$(0.05)	$(0.44)	$(0.88)	$(1.49)
Diluted loss per share	$(0.13)	$(0.05)	$(0.44)	$(0.88)	$(1.49)
Cash flow from operating activities (1)	$11,848	$20,577	$32,866	$23,401	$88,692
Cash dividends paid per share	$0.125	$0.05	$0.05	$0.05	$0.275
Other financial information
Total assets					$1,715,037
Total long term financial liabilities					$114,354
Total attributable shareholders’ equity					$1,297,222
(1)	During the second quarter of 2015 it was determined that certain unrealized gains and losses relating to outstanding commodity contracts were incorrectly included in cash flow from operating activities for the Q1 2015, as such Q1 2015 operating cash flows have been revised from those previously reported. The effect of this correction was a $98 thousand decrease to the $11.9 million previously reported Q1 2015 operating cash flows.

Pan American Silver Corp.	20

2014	Quarter Ended (unaudited)				Year Ended
(In thousands of USD, other than per share amounts)	March 31	June 30	Sept 30	Dec 31	Dec 31
Revenue	$209,734	$200,847	$178,265	$163,096	$751,942
Mine operating earnings (loss)	$31,576	$10,245	$(12,378)	$(21,369)	$8,073
Attributable earnings (loss) for the period	$6,844	$(5,472)	$(20,254)	$(526,706)	$(545,588)
Basic earnings (loss) per share	$0.05	$(0.04)	$(0.13)	$(3.48)	$(3.60)
Diluted earnings (loss) per share	$0.05	$(0.04)	$(0.15)	$(3.48)	$(3.60)
Cash flow from operating activities	$36,125	$48,895	$38,345	$823	$124,188
Cash dividends paid per share	$0.125	$0.125	$0.125	$0.125	$0.50
Other financial information
Total assets					$2,017,873
Total long term financial liabilities					$79,823
Total attributable shareholders’ equity					$1,563,092

•	Income Statement

Net earnings in Q1 2016 were $1.9 million, or a basic earnings per share of $0.01. This represents an increase of $21.7 million or $0.14 per share from the $19.8 million loss and $(0.13) basic loss per share recorded in Q1 2015. The majority of the quarter over quarter earnings increase was due to a $14.1 million increase in mine operating earnings, which was primarily attributable to decreased cost of sales that more than offset reduced revenues driven by lower metal prices.

The following table highlights the key items that resulted in the net income in Q1 2016 compared to the net loss recorded in Q1 2015:

Q1 2015 net loss (in thousands of USD)		$(19,785)
Decreased revenue:
Lower realized metal prices	$(17,063)
Lower quantities of metal sold	(2,520)
Increased TCRCs	(2,366)
Settlement adjustments	2,099
Total change in revenue		$(19,850)
Decreased cost of sales:
Lower production costs and royalty charges	$22,771
Lower depreciation and amortization	11,147
Total change in cost of sales		$33,918
Decreased foreign exchange loss		4,614
Decreased income taxes		2,601
Decreased exploration and project development expense		2,472
Decreased interest and finance expense		426
Decreased other and investment income, net		(1,530)
Decreased gain on commodity contracts asset sales and derivatives		(957)
Increased general and administrative expense		(34)
Q1 2016 net income		$1,875

Revenue for Q1 2016 was $158.3 million, an 11% decrease from the $178.1 million recognized in Q1 2015. The major factors behind the revenue decrease was a $17.1 million price variance from lower metal prices realized for all metals except lead, a $2.5 million variance from lower quantities of metals sold, and a $2.4 million quarter over quarter increase in TCRCs. Partially offsetting these negative effects to revenue was a $2.1 million positive variance in settlement adjustments on concentrate shipments.

Pan American Silver Corp.	21

The following table reflects the metal prices realized by the Company and the quantities of metal sold during each quarter. Realized prices for all metals sold, other than lead, decreased from prices realized in Q1 2015. Zinc, copper and silver prices experienced the most significant decreases, falling 17%, 13% and 10%, respectively. Gold and silver sales volumes in Q1 2016 were 20% and 3% lower than Q1 2015 volumes, respectively, the result of a build-up of silver and gold inventories at certain mines in Q1 2016. Quantities of base metals sold in Q1 2016 were all higher than in Q1 2015, a direct result of the increased base metal production.

	Realized Metal Prices		Quantities of Metal Sold
	For the three months ended March 31,		For the three months ended March 31,
	2016	2015	2016	2015
Silver(1) – ounces	$14.86	$16.43	5,715,772	5,875,031
Gold(1) – ounces	$1,177	$1,226	39,329	49,229
Zinc(1) – tonnes	$1,686	$2,032	10,727	8,596
Lead(1) – tonnes	$1,754	$1,671	4,058	3,128
Copper(1) – tonnes	$4,665	$5,386	3,938	2,760
(1)	Metal price stated as dollars per ounce for silver and gold, and dollars per tonne for zinc, lead and copper, inclusive of final settlement adjustments on concentrate sales.

Mine operating earnings of $16.7 million in Q1 2016 were $14.1 million higher than the $2.6 million generated in Q1 2015. Mine operating earnings are equal to revenue less cost of sales, substantially the same as gross margin. The increase in mine operating earnings was primarily the result of a $33.9 million quarter over quarter decrease in cost of sales driven by reduced production costs and depreciation and amortization expense, which more than offset the previously discussed $19.9 million decrease in revenue.

The majority of the decrease in consolidated production costs was from the Manantial Espejo, Alamo Dorado, Morococha and La Colorada mines, and was driven by a combination of reductions in labour and consumable raw materials costs, aided by favorable exchange rate changes, and by decreased mining activities at Alamo Dorado and Manantial Espejo. Partially offsetting these quarter over quarter production cost decreases was an $8.6 million reduction in positive NRV inventory adjustments. There was a consolidated $3.4 million positive NRV inventory adjustment that reduced production costs in Q1 2016 compared to a consolidated $12.1 million positive NRV adjustment primarily at the Dolores mine in Q1 2015.

Depreciation and amortization of $29.4 million in Q1 2016 was $11.1 million, or 28% lower than the $40.5 million recorded in Q1 2015. The reduced depreciation was attributable to the quarter over quarter decrease in depreciable assets that resulted largely from asset impairment charges taken in 2015, and from the decrease in sales volumes at certain mines. The decline in depreciation was most significant at the Manantial Espejo, Dolores, and Alamo Dorado mines.

General and administrative expense, including share-based compensation expense, was $5.7 million in Q1 2016 and Q1 2015. Share-based compensation for Q1 2016 was $0.7 million, comparable to the $0.8 million expense recorded in Q1 2015.

Exploration and project development expenses of $1.3 million in Q1 2016 was $2.5 million lower than the $3.8 million incurred in Q1 2015. Q1 2016 and Q1 2015 exploration and project development expenditures related to activities near the Company’s existing mines, at select greenfield projects, and on the holding and maintenance costs associated with the Navidad project. Navidad costs were approximately $0.03 million in Q1 2016 compared to approximately $2.7 million in Q1 2015.

Pan American Silver Corp.	22

Foreign exchange losses in Q1 2016 were $1.8 million, $4.6 million less than the $6.4 million in Q1 2015. The quarter over quarter decline in losses from the comparable period was primarily attributable to a devaluation of the Canadian dollar (“CAD”) to the USD in Q1 2015 compared to CAD appreciation in Q1 2016. The losses recorded in Q1 2016 were primarily caused by the ongoing devaluation of the Argentine peso (“ARS”) against ARS denominated assets. At March 31, 2016, the Company had $6.7 million of its treasury balance denominated in CAD compared to $34.7 million at March 31, 2015.

Investment income for Q1 2016 and Q1 2015 totalled $0.3 million and consisted mainly of interest income and net gains from the sales of securities within the Company’s short-term investment portfolio.

Interest and finance expense for Q1 2016 was $1.8 million, comparable to $2.2 million recorded in Q1 2015. The expenses were comprised of accretion of the Company’s closure liabilities, and interest and fees associated with the revolving credit facility, short-term loans, and leases. The decline in this interest and finance expense was primarily attributable to the settlement of the convertible notes in Q4 2015.

Income taxes for Q1 2016 were $4.1 million, a $2.6 million decrease from the $6.7 million in Q1 2016.  The tax provisions in both quarters were comprised of current and deferred income taxes. The decrease in income tax expense was primarily a consequence of the effects of various temporary and permanent differences as shown in the table below. These items resulted in effective tax rates that vary considerably from the comparable period, and from the amount that would result from applying the Canadian federal and provincial statutory income tax rates to earnings before income taxes. The main factors that have affected the effective tax rates for Q1 2016 and Q1 2015 were foreign tax rate differences, foreign exchange rate changes, non-recognition of certain deferred tax assets, mining taxes paid, and withholding taxes on payments from foreign subsidiaries. The Company continues to expect that these and other factors will continue to cause volatility in effective tax rates in the future.

Three months ended March 31, (in thousands of USD)	2016	2015
(Loss) Income before taxes	$5,975	$(13,084)
Statutory tax rate	26.00%	26.00%
Income tax expense (recovery) based on above rates	$1,554	$(3,402)
Increase (decrease) due to:
Non-deductible expenses	1,495	895
Foreign tax rate differences	(524)	(1,244)
Change in net deferred tax assets not recognized
- Argentina exploration expenses	205	1,149
- Other deferred tax assets not recognized	3,244	1,806
Non-taxable portion of net earnings of affiliates	(1,229)	(1,225)
Effect of other taxes paid (mining and withholding)	1,157	3,276
Effect of foreign exchange on tax expense	(2,214)	5,294
Effect of change in deferred tax resulting from prior asset purchase accounting under IAS12	331	300
Other	81	(148)
Income tax expense	$4,100	$6,701
Effective tax rate	68.62%	(51.22)%

Pan American Silver Corp.	23

•	Statement of Cash Flows

Cash flow from operations in Q1 2016 generated $0.8 million, $11.2 million less than the $11.9 million generated in Q1 2015. The operating cash flow decrease was predominantly due to changes in non-cash operating working capital, which reduced operating cash flow by $27.6 million in Q1 2016, compared to increasing operating cash flow by $4.5 million in Q1 2015. Operating cash flow excluding non-cash operating working capital changes was $28.4 million in Q1 2016, a $20.9 million increase from that in Q1 2015. The increase in operating cash flow before working capital changes was driven primarily by decreases in cash production costs and income taxes paid, which more than offset the quarter over quarter decline in cash revenue.

The major difference in quarter over quarter working capital movements arose on the timing of trade and other receivables balances (“Receivables”) and changes in inventory balances during the quarters. Receivables changes in Q1 2016 resulted in a $22.3 million use of cash compared to a $2.4 million source of cash in Q1 2015. Inventory balance changes resulted in a $4.4 million source of cash in Q1 2016, $10.3 million less than the $14.7 million source of cash in Q1 2015. Partially offsetting these quarter over quarter variance were changes in accounts payable and accrued liability balances which resulted in a $6.6 million use of cash in Q1 2016, $1.6 million less than the $8.3 million use of cash in Q1 2015.

Investing activities used $10.3 million in Q1 2016, inclusive of $36.0 million generated on net sales of short-term investments. The balance of Q1 2016 investing activities consisted primarily of spending $44.9 million on mineral property plant and equipment capital at the Company’s mines and projects. In Q1 2015, investing activities used $33.5 million inclusive of $32.4 million spent on mineral property plant and equipment, and $1.2 million spent on net purchases of short-term investments.

Financing activities in Q1 2016 used $3.7 million compared to $15.0 million in Q1 2015. Cash used in financing activities in Q1 2016 consisted of $1.9 million paid as dividends to shareholders, $1.2 million in short-term debt payments and $0.7 million of lease repayments. In Q1 2015, $19.0 million was paid as dividends, $5.3 million in short-term debt proceeds were received (net of repayments), and $1.3 million of lease payments were made.

•	Q1 2016 Adjusted Earnings

Adjusted earnings and basic adjusted earnings per share are non-GAAP measures that the Company considers to better reflect normalized earnings as they eliminate items that may be volatile from period to period, relating to positions, which will settle in future periods, and items that are non-recurring. Neither adjusted earnings nor basic adjusted earnings per share have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

Please refer to the section of this MD&A entitled “Alternative Performance (Non-GAAP) Measures” for a detailed description of “adjusted earnings” and “basic adjusted earnings per share”, and a reconciliation of these first quarter measures to the Q1 2016 Financial Statements.

Adjusted earnings in Q1 2016 was $3.5 million, representing a basic adjusted earnings per share of $0.02, which was $23.4 million, or $0.15 per share, higher than Q1 2015 adjusted net losses and basic losses per share of $19.9 million, and $0.13, respectively. The following graph illustrates the key factors leading to the change from adjusted net losses for the quarter ended March 31, 2015 to the adjusted net income in 2016:

Pan American Silver Corp.	24

Liquidity Position

The Company’s cash and cash equivalents balance at March 31, 2016, was $120.4 million, which was a decrease of $13.6 million from the $134.0 million balance at December 31, 2015. The balance of the Company’s short-term investments at March 31, 2016, was $57.2 million, which was a decrease of $35.4 million from the $92.7 million balance at December 31, 2015. The combined liquidity decrease in Q1 2016 of $49.0 million resulted primarily from $44.9 million in capital expenditures used on mineral properties, plant and equipment and $3.7 million used in financing activities, which included $1.9 million of dividend payments.

Pan American’s investment objectives for its cash balances are to preserve capital, to provide liquidity and to maximize returns. The Company’s strategy to achieve these objectives is to invest excess cash balances in a portfolio of primarily fixed income instruments with specified credit rating targets established by the Board of Directors, and by diversifying the currencies in which it maintains its cash balances. The Company does not own any asset-backed commercial paper or other similar, known, at-risk investments in its investment portfolio.

Working capital at March 31, 2016, was $ 383.7 million, which was a decrease of $8.6 million from December 31, 2015 working capital of $392.2 million. The decrease in working capital was due to the previously described $49.0 million decrease in cash and short-term investments and a net $40.4 million increase in other working capital accounts that arose primarily from: a $26.9 million increase in receivables; a $10.2 million decrease in current liabilities, primarily from a $7.5 million decline in accounts payable and accrued liabilities; and a $2.8 million increase in prepaid expenses and other current assets.

Pan American Silver Corp.	25

On April 15, 2015, the Company entered into a senior secured revolving credit facility (the "Facility") with a syndicate of eight lenders. The Facility is a $300.0 million secured revolving line of credit that matures on April 15, 2019, and is available for general corporate purposes, including acquisitions. The terms of the Facility provide the Company with the flexibility of various borrowing and letter of credit options. With respect to loans drawn based on the average annual rate of interest at which major banks in the London interbank market are offering deposits in US Dollars ("LIBOR"), the interest margin on such loan is between 2.125% and 3.125% over LIBOR, depending on the Company's leverage ratio at the time of a specified reporting period. On December 29, 2015, the Company made a $36.2 million drawdown on the Facility by way of Libor loan at an annual rate of 2.55%. As of March 31, 2016, and at the date of this MD&A, $36.2 million remained drawn on the Facility through LIBOR loans with an average annual rate of 2.55%.

The Company’s financial position at March 31, 2016, and the operating cash flows that are expected over the next twelve months lead management to believe that the Company’s liquid assets are sufficient to satisfy our 2016 working capital requirements, fund currently planned capital expenditures for existing operations, and to discharge liabilities as they come due. The Company remains well positioned to take advantage of further strategic opportunities as they become available. Liquidity risks are discussed further in the “Risks and Uncertainties” section of this MD&A.

The impact of inflation on the Company’s financial position, operational performance, or cash flows over the next twelve months cannot be determined with any degree of certainty.

Capital Resources

Total attributable shareholders’ equity at March 31, 2016, was $1,298.7 million, an increase of $1.5 million from December 31, 2015. As of March 31, 2016, the Company had approximately 152.0 million common shares outstanding for a share capital balance of $2,299.4 million (December 31, 2015, 151.9 million and $2,298.4 million). The basic weighted average number of common shares outstanding was 152.0 million and 151.6 million for the quarters ended March 31, 2016, and 2015, respectively.

As at March 31, 2016, the Company had approximately 1.5 million stock options outstanding, with exercise prices in the range of CAD $9.76 to CAD $40.22 and a weighted average life of 57 months. Approximately 1.0 million of the stock options were vested and exercisable at March 31, 2016, with an average weighted exercise price of CAD $19.37 per share.

The following table sets out the common shares and options outstanding as at the date of this MD&A:

Outstanding as at May 11, 2016
Common shares	152,008,083
Options	1,505,764
Total	153,513,847

Financial Instruments

A part of the Company’s operating and capital expenditures is denominated in local currencies other than USD. These expenditures are exposed to fluctuations in USD exchange rates relative to the local currencies. From time to time, the Company mitigates part of this currency exposure by accumulating local currencies, entering into contracts designed to fix or limit the Company’s exposure to changes in the value of local currencies relative to the USD, or assuming liability positions to offset financial assets subject to currency risk. The Company held cash and short-term investments of $6.7 million in CAD, $7.9 million in MXN, $3.2 million in Peruvian Soles, $1.1 million in Argentine pesos (“ARS”), and $1.0 million in Bolivian Bolivianos (“BOB”) at March 31, 2016.

Pan American Silver Corp.	26

At March 31, 2016, the Company had collars on its foreign currency exposure of MXN purchases made up of put and call contracts with a nominal value of $26.2 million and settlement dates between April 2016 and December 2016. The positions have a weighted average floor of $16.63 and average cap of $18.62. The Company recorded gains of $0.2 million and $nil on the MXN forward contracts in the three months ended March 31, 2016 and 2015, respectively. Risks relating to foreign exchange rates are discussed in the “Risks and Uncertainties” section of this MD&A.

From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its future production under forward sales or option contracts. Risks relating to metal prices and hedging activities undertaken in relation to metal prices are discussed in the “Risks and Uncertainties” section of this MD&A.

During Q1 2016, in order to limit its exposure to lower zinc prices on a portion of its zinc production, the Company collared the prices on 5,040 metric tonnes (“MT”) of zinc at a fixed minimum price of $1,700 and a maximum price of $1,900 per MT.  The contracts have settlement dates between March 2016 and February 2017. The Company recorded losses of $0.1 million and $nil on zinc positions during the three months ended March 31, 2016 and 2015.

Further, in Q1 2016, in order to limit its exposure to lower lead prices a portion of its lead production, the Company collared the prices on 3,720 MT of lead at a fixed minimum price of $1,650 and a maximum price of $1,965 per MT.  These contracts have settlement dates between March, 2016 and February, 2017. The Company recorded gains of $0.2 million and $nil on the lead positions during the three months ended March 31, 2016 and 2015.

During Q1 2015, the Company entered into diesel swap contracts designed to fix or limit the Company’s exposure to higher fuel prices (the “Diesel Swaps”). The Diesel Swaps had an initial notional value of $13.0 million. During the fourth quarter of 2015 (“Q4 2015”), the Company entered into additional Diesel Swaps with an initial notional value of $12.5 million.  A total of $9.2 million of the notional amounts of the Diesel Swaps remained outstanding as of March 31, 2016. The Company recorded a loss of $0.3 million and a gain of $0.6 million on the Diesel Swaps during the three months ended March 31, 2016, and 2015, respectively.

Other than the contracts described above, there were no other gains or losses on any commodity or foreign currency contracts in either the three months ended March 31, 2016, and 2015.

The Company maintains short-term bank loans in Argentina, which at March 31, 2016, had a balance outstanding of $18.4 million (December 31, 2015: $19.6 million). These loans were denominated in USD and ARS as at March 31, 2016 and December 31, 2015, and were drawn for the purposes of short-term cash management and to partially offset the foreign exchange exposure of holding local currency denominated financial assets.

The carrying value of the conversion feature on convertible notes assumed by the Company in the Minefinders transaction, which was settled in December 2015, was at fair value; while cash, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of these financial instruments.

Pan American Silver Corp.	27

The Company had the right to pay all or part of the liability associated with the Company’s previously outstanding convertible notes in cash on the conversion date. Accordingly, the Company classified the convertible notes as a financial liability with an embedded derivative. The financial liability and embedded derivative were recognized initially at their respective fair values. The embedded derivative was recognized at fair value with changes in fair value reflected in profit or loss and the debt liability component is recognized as amortized cost using the effective interest method. Interest gains and losses related to the debt liability component or embedded derivatives were recognized in profit or loss.

During the first quarter of 2016 and 2015, the Company recorded a gain (loss) on the revaluation of the conversion feature of the convertible notes of $nil and $0.2 million, respectively.

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. The classification of financial instruments and the significant assumptions made in determining the fair value of financial instruments are described in note 4 of the Q1 2016 Financial Statements.

Closure and Decommissioning Cost Provision

The estimated future closure and decommissioning costs are based principally on the requirements of relevant authorities and the Company’s environmental policies. The provision is measured using management’s assumptions and estimates for future cash outflows. The Company accrues these costs initially at their fair value, which are determined by discounting costs using rates specific to the underlying obligation. Upon recognition of a liability for the closure and decommissioning costs, the Company capitalizes these costs to the related mine and amortizes such amounts over the life of each mine on a unit-of-production basis except in the case of exploration projects for which the offset to the liability is expensed. The accretion of the discount due to the passage of time is recognized as an increase in the liability and a finance expense.

The total inflated and undiscounted amount of estimated cash flows required to settle the Company’s estimated future closure and decommissioning costs as at March 31, 2016, is $109.1 million (December 31, 2015 - $107.2 million) which has been inflated using inflation rates of between 1% and 17%. The inflated and discounted (using discount rates between 1% and 20%) provision on the statement of financial position as at March 31, 2016, was $53.7 million (December 31, 2015, is $50.5 million). Spending with respect to decommissioning obligations at the Alamo Dorado and Manantial Espejo mines is expected throughout 2016, while the remainder of the obligations are expected to be paid through 2035 or later if mine lives are extended. Revisions made to the reclamation obligations in Q1 2016 were primarily a result of increased site disturbance related to the La Colorada expansion project and from the ordinary course of operations at the mines. These obligations will be funded from operating cash flows, reclamation deposits, and cash on hand.

The accretion of the discount charged to Q1 2016 and Q1 2015 earnings as finance expense was $0.7 million and $0.8 million, respectively. Reclamation expenditures incurred during Q1 2016 were $0.6 million (Q1 2015 - $1.1 million).

Pan American Silver Corp.	28

Contractual Commitments and Contingencies

The Company does not have any off-balance sheet arrangements or commitments that have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, that are material. The Company had the following contractual obligations at March 31, 2016:

Payments due by period
	Total	Within 1 year(1)	2 - 3 years	4- 5 years	After 5 years
Current liabilities	$102,660	$102,660	$-	$-	$-
Credit facility	39,160	960	1,920	36,280	-
Loan obligation	18,490	18,490	-	-	-
Finance lease obligations(2)	5,103	2,458	2,645	-	-
Severance accrual	4,833	1,387	776	370	2,300
Employee compensation(3)	5,277	2,824	2,453	-	-
Loss on commodity contracts	1,601	1,601	-	-	-
Provisions(4)	4,362	3,225	374	436	327
Income taxes payable	11,866	11,866	-	-	-
Total contractual obligations(4)	$193,352	$145,471	$8,168	$37,086	$2,627
(1)	Includes all current liabilities as per the statement of financial position plus items presented separately in this table that are expected to be paid but not accrued in the books of the Company. A reconciliation of the current liabilities balance per the statement of financial position to the total contractual obligations within one year per the commitment schedule is shown in the table below.
(2)	Includes lease obligations in the amount of $5.1 million (December 31, 2015 - $4.1 million) with a net present value of $4.9 million (December 31, 2015 - $4.0 million) discussed further in Note 16 of the Q1 2016 Financial Statements.

March 31, 2016	Future interest component		Within 1 year
Current portion of:
Accounts payable and other liabilities	$102,660	$-	$102,660
Credit facility	-	960	960
Loan obligation	18,401	89	18,490
Current portion of finance lease	2,354	104	2,458
Current severance liability	1,387	-	1,387
Employee Compensation & Restricted Share Units	1,318	1,506	2,824
Unrealized loss on commodity contracts	1,601	-	1,601
Provisions(4)	3,225	-	3,225
Income tax payable	11,866	-	11,866
Total contractual obligations within one year(4)	$142,812	$2,659	$145,471
(3)	Includes RSU obligation in the amount of $4.1 million (2015 – $2.5 million) that will be settled in cash. The RSUs vest in two instalments, 50% in December 2016 and 50% in December 2017.
(4)	Amounts above do not include payments related to the Company’s anticipated closure and decommissioning obligation (current of $7.0 million, long-term $46.7 million), the deferred credit arising from the Aquiline acquisition ($20.8 million) discussed in Note 15 of the Q1 2016 Financial Statements, and deferred tax liabilities ($142.3 million).

Related Party Transactions

There were no related party transactions recorded in Q1 2016.

During Q1 2015, a company indirectly owned by a trust of which a director of the Company, is a beneficiary, was paid approximately $1.4 million for consulting services, inclusive of a termination of services payment, charged to general and administrative costs.

SUBSEQUENT EVENTS

On April 18, 2016, the Company entered into an arrangement (“the Arrangement”) with MacMillan Minerals Inc. (“MacMillan”) and Maverix Metals Inc. (“Maverix”). MacMillan is a TSX-V listed company and Maverix is a private company whose Chairman is Pan American’s former CEO. Pursuant to the terms of the Arrangement once the necessary regulatory, shareholder, and court approvals have been obtained and the transaction closes, Maverix will be a wholly-owned subsidiary of MacMillan, MacMillan will be renamed “Maverix Metals Inc.” (“New Maverix”) and New Maverix will be a publically listed royalty and streaming company that will trade as MMX on the TSX Venture Exchange.

Pan American Silver Corp.	29

Under the terms of the Arrangement, Pan American will sell thirteen royalties and precious metal streams on certain of the Company’s mineral property assets to New Maverix and will receive approximately 54% of the issued and outstanding common shares of New Maverix (approximately 63% fully diluted), together with 20 million common share purchase warrants, exercisable for five years after closing of the arrangement. Pan American’s former CEO will be appointed as the Chairman of New Maverix, and Pan American representatives will make up two of five members of New Maverix’s Board of Directors. The Company is currently evaluating the accounting treatment of this transaction.

In management’s opinion, this transaction represents an attractive opportunity to unlock value for a group of its assets that have gone largely unrecognized by the market. As the majority shareholder, Pan American will maintain meaningful upside exposure and leverage to these assets, and to Maverix’s ability to grow the portfolio, led by a trusted and experienced management team.  Please refer to the news release of April 18, 2016 for further details.

On May 6, 2016 the Company completed the sale of 75% of the shares in its wholly-owned subsidiary Compania Minera Shalipayco S.A.C. (“Shalipayco”) to Votorantim Metais – Cajamarquilla S.A. (“Votorantim”) for $15.0 million in cash and a 1% net smelter returns royalty. Votorantim will also provide the Company with a free carry of its remaining 25% ownership interest to commercial production.   Shalipayco owns the Shalipayco zinc development project consisting of forty-nine mining concessions covering an area of 21,000 hectares located in the Pasco and Junin departments of Peru (the “Shalipayco Asset”). As of March 31, 2016 the Shalipayco Asset had a balance sheet carrying value of nil.

Alternative Performance (non-GAAP) Measures

•	AISCSOS

AISCSOS is a non-GAAP financial measure. AISCSOS does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. We believe that AISCSOS reflects a comprehensive measure of the full cost of operating our consolidated business given it includes the cost of replacing silver ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company’s consolidated earnings and cash flow. To facilitate a better understanding of this measure as calculated by the Company, the following table provides the detailed reconciliation of this measure to the applicable cost items, as reported in the consolidated income statements for the respective periods:

Pan American Silver Corp.	30

		Three months ended March 31,
(In thousands of USD, except as noted)		2016	2015
Direct operating costs		$109,232	$141,034
Net realizable value (“NRV”) inventory adjustments		(3,424)	(12,060)
Production costs		$105,808	$128,974
Royalties		6,398	6,003
Smelting, refining and transportation charges(1)		22,155	19,789
Less by-product credits(1)		(90,047)	(97,899)
Cash cost of sales net of by-products (2)		$44,314	$56,865

Sustaining capital(3)		$22,941	$16,526
Exploration and project development		1,282	3,754
Reclamation cost accretion		719	810
General & administrative expense		5,734	5,700
All-in sustaining costs(2)	A	$74,989	$83,655
Payable ounces sold (in thousands)	B	5,716	5,875
All-in sustaining cost per silver ounce sold, net of by-products	A/B	$13.12	$14.24
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV) adjustments)		$13.72	$16.29
(1)	Included in the revenue line of the unaudited condensed interim consolidated income statements and are reflective of realized metal prices for the applicable periods.
(2)	Totals may not add due to rounding.
(3)	Please refer to the table below.

As part of the AISCSOS measure, sustaining capital is included while expansionary or acquisition capital (referred to by the Company as investment capital) is not. Inclusion of sustaining capital only is a better measure of capital costs associated with current ounces sold as opposed to investment capital, which is expected to increase future production. For the periods under review, the below noted items associated with the La Colorada expansion project, and Dolores’ leach pad and other expansionary expenditures are considered investment capital projects.

Reconciliation of payments for mineral property, plant and equipment and sustaining capital	Three months ended March 31,
(in thousands of USD)	2016	2015
Payments for mineral property, plant and equipment(1)	$44,900	$32,446
Add/(Subtract)
Advances received for leases	1,664	920
Non-Sustaining capital (Dolores, La Colorada projects, and other)	(23,624)	(16,840)
Sustaining Capital(2)	$22,941	$16,526
(1)	As presented on the unaudited condensed interim consolidated statements of cash flows.
(2)	Totals may not add due to rounding

Pan American Silver Corp.	31

Three months ended March 31, 2016
(In thousands of USD, except as noted)	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	PASCORP	Consolidated
Direct operating costs	9,650	29,358	12,401	16,431	14,303	5,966	21,121	-	109,232
NRV inventory adjustments	-	(4,222)	(145)	-	-	-	943	-	(3,424)
Production costs	9,650	25,136	12,256	16,431	14,303	5,966	22,065	-	105,808
Royalties	84	1,077	79	-	-	4,426	733	-	6,398
Smelting, refining and transportation charges	2,934	31	217	9,142	7,433	2,766	(369)	-	22,155
Less by-product credits	(5,979)	(22,485)	(5,688)	(17,892)	(18,545)	(2,425)	(17,033)	-	(90,047)
Cash cost of sales net of by-products (1)	6,689	3,759	6,864	7,681	3,191	10,733	5,396	-	44,314

Sustaining capital	3,655	14,421	-	2,138	1,321	460	945	-	22,941
Exploration and project development	122	34	-	46	155	-	-	925	1,282
Reclamation cost accretion	72	179	(286)	126	104	54	433	37	719
General & administrative expense	-	-	-	-	-	-	-	5,734	5,734
All-in sustaining costs(1)	10,538	18,391	6,578	9,990	4,772	11,248	6,774	6,696	74,987
Payable ounces sold	1,149,880	950,000	685,596	835,364	674,384	748,888	671,661	-	5,715,772

All-in sustaining cost per silver ounce sold, net of by-products	$9.16	$19.36	$9.60	$11.96	$7.08	$15.02	$10.08	-	$13.12
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV adjustments)	$9.16	$23.80	$9.81	$11.96	$7.08	$15.02	$8.68	-	$13.72

(1) Totals may not add due to rounding.

Three months ended March 31, 2015
(In thousands of USD, except as noted)	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	PASCORP	Consolidated
Direct operating costs	12,861	37,833	17,665	17,097	18,473	5,782	31,322	-	141,034
NRV inventory adjustments	-	(13,609)	(478)	-	-	-	2,027	-	(12,060)
Production costs	12,861	24,224	17,187	17,097	18,473	5,782	33,349	-	128,974
Royalties	106	1,451	95	-	-	3,558	794	-	6,003
Smelting, refining and transportation charges	2,949	31	100	6,467	6,750	1,551	1,941	-	19,789
Less by-product credits	(5,663)	(26,092)	(5,922)	(13,616)	(16,046)	(3,707)	(26,853)	-	(97,899)
Cash cost of sales net of by-products (1)	10,253	(387)	11,459	9,948	9,177	7,184	9,231	-	56,865
			-
Sustaining capital	2,062	4,910	-	2,318	1,893	464	4,880	-	16,526
Exploration and project development	1	188	2	73	169	-	-	3,321	3,754
Reclamation cost accretion	59	90	58	150	96	56	274	26	810
General & administrative expense	-	-	-	-	-	-	-	5,700	5,700
All-in sustaining costs(1)	12,376	4,801	11,520	12,489	11,335	7,705	14,384	9,047	83,655
Payable ounces sold	1,310,147	1,150,000	790,000	733,728	497,865	587,864	805,427	-	5,875,031

All-in sustaining cost per silver ounce sold, net of by-products	$9.45	$4.17	$14.58	$17.02	$22.77	$13.11	$17.86	-	$14.24
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV adjustments)	$9.45	$16.01	$15.19	$17.02	$22.77	$13.11	$15.34		$16.29

(1) Totals may not add due to rounding.

Pan American Silver Corp.	32

•	Cash Costs per Ounce of Silver, net of by-product credits

Pan American produces by-product metals incidentally to our silver mining activities. We have adopted the practice of calculating the net cost of producing an ounce of silver, our primary payable metal, after deducting revenues gained from incidental by-product production, as a performance measure. This performance measurement has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of that metal.

Cash costs per ounce metrics, net of by-product credits, are utilized extensively in our internal decision making processes. We believe they are useful to investors as these metrics facilitate comparison, on a mine by mine basis, notwithstanding the unique mix of incidental by-product production at each mine, of our operations’ relative performance on a period by period basis, and against the operations of our peers in the silver industry on a consistent basis. Cash costs per ounce is conceptually understood and widely reported in the silver mining industry. However, cash cost per ounce of silver is a non-GAAP measure and does not have a standardized meaning prescribed by GAAP and the Company’s method of calculating cash costs may differ from the methods used by other entities.

To facilitate a better understanding of these measures as calculated by the Company, the following table provides the detailed reconciliation of these measures to the production costs, as reported in the consolidated income statements for the respective periods:

Total Cash Costs per ounce of Payable Silver, net of by- product credits		Three months ended March 31,
(in thousands of U.S. dollars except as noted)		2016	2015
Production costs		$105,808	$128,974
Add/(Subtract)
Royalties		6,398	6,003
Smelting, refining, and transportation charges		24,354	21,995
Worker’s participation and voluntary payments		(203)	(25)
Change in inventories		1,605	(16,404)
Other		(1,272)	(1,754)
Non-controlling interests (1)		(883)	(1,219)
Metal inventories recovery (write-down)		3,424	12,060
Cash Operating Costs before by-product credits(2)		139,230	149,631
Less gold credit		(47,814)	(44,932)
Less zinc credit		(18,510)	(16,504)
Less lead credit		(7,917)	(5,997)
Less copper credit		(16,716)	(15,473)
Cash Operating Costs net of by-product credits (2)	A	48,274	66,725

Payable Silver Production (koz)	B	6,010,873	5,696,180
Cash Costs per ounce net of by-product credits	(A*$1000) /B	$8.03	$11.71
(1)	Figures presented in the reconciliation table above are on a 100% basis as presented in the unaudited condensed interim consolidated financial statements with an adjustment line item to account for the portion of the Morococha and San Vicente mines owned by non-controlling interests, an expense item not included in operating cash costs. The associated tables below are for the Company’s share of ownership only.
(2)	Figures in this table and in the associated tables below may not add due to rounding.

Pan American Silver Corp.	33

Three months ended March 31, 2016 (1) (in thousands of USD except as noted)
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$15,209	$31,965	$10,481	$23,674	$18,940	$14,562	$22,929	$137,760
Less gold credit	b1	(633)	(25,436)	(3,835)	(1)	(360)	(75)	(17,439)	(47,780)
Less zinc credit	b2	(3,809)		-	(6,290)	(5,482)	(2,345)	-	(17,927)
Less lead credit	b3	(2,473)		-	(3,921)	(1,132)	(282)	-	(7,807)
Less copper credit	b4	-		(67)	(7,029)	(8,876)	-	-	(15,972)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(6,915)	$(25,436)	$(3,902)	$(17,241)	$(15,851)	$(2,703)	$(17,439)	$(89,486)
Cash Costs net of by-product credits	C=(A+B)	$8,295	$6,529	$6,578	$6,433	$3,089	$11,859	$5,490	$48,274

Payable ounces of silver (thousand)	D	1,309	1,071	555	810	589	1,002	675	6,011

Cash cost per ounce net of by-products	C/D	$6.34	$6.10	$11.85	$7.95	$5.24	$11.84	$8.13	$8.03
(1)	Totals may not add due to rounding.

Three months ended March31, 2015 (1) (in thousands of USD except as noted)
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$15,232	$30,774	$14,614	$24,554	$21,349	$13,523	$28,302	$148,349
Less gold credit	b1	(625)	(22,085)	(3,746)	(84)	(330)	(59)	(17,971)	(44,902)
Less zinc credit	b2	(3,613)	-	-	(5,837)	(4,589)	(1,976)	-	(16,015)
Less lead credit	b3	(1,643)	-	-	(2,717)	(1,281)	(237)	-	(5,877)
Less copper credit	b4	-	-	(2)	(7,161)	(7,667)	-	-	(14,831)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(5,881)	$(22,085)	$(3,748)	$(15,799)	$(13,867)	$(2,272)	$(17,971)	$(81,624)
Cash Costs net of by-product credits	C=(A+B)	$9,350	$8,689	$10,866	$8,755	$7,482	$11,251	$10,331	$66,725

Payable ounces of silver (thousand)	D	1,206	989	680	738	437	895	752	5,696

Cash cost per ounce net of by-products	C/D	$7.75	$8.79	$15.98	$11.87	$17.11	$12.57	$13.75	$11.71
(1)	Totals may not add due to rounding.

•	Adjusted Earnings and Basic Adjusted Earnings Per Share

Adjusted earnings is a non-GAAP measure that the Company considers to better reflect normalized earnings as it eliminates items that may be volatile from period to period, relating to positions which will settle in future periods, and items that are non-recurring. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and conversely, items no longer applicable may be removed from the calculation. The Company adjusts certain items in the periods that they occurred but does not reverse or otherwise unwind the effect of such items in future periods.

The following table shows a reconciliation of adjusted loss and earnings for the first quarter of 2016 and 2015, to the net (loss) earnings for each period.

Pan American Silver Corp.	34

Adjusted Earnings (Loss) Reconciliation	Three months ended March 31,
(in thousands of USD other than per share amounts)	2016	2015
Net income (loss) for the period	$1,875	$(19,785)
Adjust derivative gain	-	(229)
Adjust unrealized foreign exchange losses	1,308	2,073
Adjust unrealized gain on commodity contracts	(1,464)	(544)
Adjust gain on sale of mineral properties	(104)	(133)
Adjust net realizable value of heap inventory	2,793	(2,036)
Adjust for effect of taxes on above items	(953)	747
Adjusted earnings (loss) for the period	$3,455	$(19,907)
Basic weighted average shares for the period	151,982	151,643
Adjusted basic earnings (loss) per share for the period	$0.02	$(0.13)

Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, zinc, lead, copper, and gold; credit risk in the normal course of dealing with other companies; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; the inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risks and risks related to its relations with employees.  These and other risks are described below and in Pan American’s Annual Information Form (available on SEDAR at www.sedar.com), Form 40-F filed with the SEC, and the 2015 Financial Statements. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Pan American’s business.

•	Foreign Jurisdiction Risk

Pan American currently conducts operations in Peru, Mexico, Argentina and Bolivia. All of these jurisdictions are potentially subject to a number of political and economic risks, including those described in the following section. The Company is unable to determine the impact of these risks on its future financial position or results of operations and the Company’s exploration, development and production activities may be substantially affected by factors outside of Pan American’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, lack of an independent judiciary, foreign exchange controls, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

All of Pan American’s current production and revenue is derived from its operations in Peru, Mexico, Argentina and Bolivia. As Pan American’s business is carried on in a number of developing countries, it is exposed to a number of risks and uncertainties, including the following: expropriation or nationalization without adequate compensation, particularly in jurisdictions such as Argentina and Bolivia that have a history of expropriation; changing political and fiscal regimes, and economic and regulatory instability; unanticipated changes to royalty and tax regulations; unreliable or undeveloped infrastructure; labour unrest and labour scarcity; difficulty obtaining key equipment and components for equipment; regulations and restrictions with respect to imports and exports; high rates of inflation; extreme fluctuations in currency exchange rates and the imposition of currency controls; the possible unilateral cancellation or forced renegotiation of contracts, and uncertainty regarding enforceability of contractual rights; inability to obtain fair dispute resolution or judicial determinations because of bias, corruption or abuse of power; difficulties enforcing judgments generally, including judgments obtained in Canadian or United States courts against assets and entities located outside of those jurisdictions; difficulty understanding and complying with the regulatory and legal framework respecting the ownership and maintenance of mineral properties, mines and mining operations, and with respect to permitting; local opposition to mine development projects, which include the potential for violence and property damage; violence and more prevalent or stronger organized crime groups; terrorism and hostage taking; military repression and increased likelihood of international conflicts or aggression; and increased public health concerns. Certain of these risks and uncertainties are illustrated well by circumstances in Bolivia and Argentina.

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The Company’s Mexican operations, Alamo Dorado and La Colorada, have suffered from armed robberies of doré in the past. The Company has instituted a number of additional security measures and a more frequent shipping schedule in response to these incidents. The Company has subsequently renewed its insurance policy to mitigate some of the financial loss that would result from such criminal activities in the future, however a substantial deductible amount would apply to any such losses in Mexico.

Local opposition to mine development projects has arisen periodically in some of the jurisdictions in which we operate, and such opposition has at times been violent. There can be no assurance that similar local opposition will not arise in the future with respect to Pan American’s foreign operations. If Pan American were to experience resistance or unrest in connection with its foreign operations, it could have a material adverse effect on Pan American’s operations or profitability.

In early 2009, a new constitution was enacted in Bolivia that further entrenched the government’s ability to amend or enact laws, including those that may affect mining, and which enshrined the concept that all natural resources belong to the Bolivian people and that the state was entrusted with its administration.

On May 28, 2014, the Bolivian government enacted Mining Law No. 535 (the “New Mining Law”). Among other things, the New Mining Law established a new Bolivian mining authority to provide principal mining oversight (varying the role of COMIBOL) and set out a number of new economic and operational requirements relating to state participation in mining projects. Further, the New Mining Law provided that all pre-existing contracts were to migrate to one of several new forms of agreement within a prescribed period of time. As a result, we anticipate that our current joint venture agreement with COMIBOL relating to the San Vicente mine will be subject to migration to a new form of agreement and may require renegotiation of some terms in order to conform to the New Mining Law requirements. We are assessing the potential impacts of the New Mining Law on our business and are awaiting further regulatory developments, but the primary effects on the San Vicente operation and our interest therein will not be known until such time as we have, if required to do so, renegotiated the existing contract, and the full impact may only be realized over time. In the meantime, we understand that pre-existing agreements will be respected during the period of migration and we will take appropriate steps to protect and, if necessary, enforce our rights under our existing agreement with COMIBOL. There is, however, no guarantee that governmental actions, including possible expropriation or additional changes in the law, and the migration of our contract will not impact our involvement in the San Vicente operation in an adverse way and such actions could have a material adverse effect on us and our business.

On June 25, 2015, the Bolivian government enacted the new Conciliation and Arbitration Law No. 708 (the “New Conciliation and Arbitration Law”), which endeavors to set out newly prescribed arbitral norms and procedures, including for foreign investors. However, whether the New Conciliation and Arbitration Law applies specifically to pre-existing agreements between foreign investors and COMIBOL, and how this new legislation interacts with the New Mining Law, remains somewhat unclear. As a result, we await clarification by regulatory authorities and will continue to assess the potential impacts of the New Conciliation and Arbitration Law on our business.

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Meanwhile, under the previous political regime in Argentina, the government intensified the use of price, foreign exchange, and import controls in response to unfavourable domestic economic trends. Among other the things, the Argentine government has imposed restrictions on the importation of goods and services and increased administrative procedures required to import equipment, materials and services required for operations at Manantial Espejo. In support of this policy, in May 2012, the government mandated that mining companies establish an internal function to be responsible for substituting Argentinian-produced goods and materials for imported goods and materials and required advance government review of plans to import goods and materials. In addition, the government of Argentina also tightened control over capital flows and foreign exchange in an attempt to curtail the outflow of hard currencies and protect its foreign currency reserves, including mandatory repatriation and conversion of foreign currency funds in certain circumstances, informal restrictions on dividend, interest, and service payments abroad and limitations on the ability of individuals and businesses to convert Argentine pesos into USD or other hard currencies, exposing us to additional risks of Peso devaluation and high domestic inflation. While a new federal government was elected in Argentina in late 2015 and has since taken steps to ease some of the previously instituted controls and restrictions, particularly relaxing certain rules relating to the inflow and outflow of foreign currencies, many of the policies of the previous government continue to adversely affect the Company’s Argentine operations. It is unknown whether these recent changes will be lasting, what, if any, additional steps will be taken by the new administration or what financial and operational impacts these and any future changes might have on the Company. As such, the Company continues to monitor and assess the situation in Argentina.

In most cases, the effect of these risks and uncertainties cannot be accurately predicted and, in many cases, their occurrence is outside of our control. Although we are unable to determine the impact of these risks on our future financial position or results of operations, many of these risks and uncertainties have the potential to substantially affect our exploration, development and production activities and could therefore have a material adverse impact on our operations and profitability. Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies, including employing qualified and experienced personnel.

•	Metal Price Risk

Pan American derives its revenue from the sale of silver, zinc, lead, copper, and gold. The Company’s sales are directly dependent on metal prices that have shown significant volatility and are beyond the Company’s control.

Pan American Silver takes the view that its precious metals production should not be hedged, thereby, allowing the Company to maintain maximum exposure to precious metal prices. From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production under forward sales and option contracts, as described under the “Financial Instruments” section of this MD&A. Decisions relating to hedging may have material adverse effects upon our financial performance, financial position, and results of operations. Since base metal and gold revenue are treated as a by-product credit for purposes of calculating cash costs per ounce of silver and AISCSOS, these non-GAAP measures are highly sensitive to base metal and gold prices.

The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions. If metal prices decline significantly below levels used in the Company’s most recent impairment tests, for an extended period of time, the Company may need to reassess its price assumptions, and a significant decrease in the price assumptions could be an indicator of potential impairment. A description of the impact of metal price changes on certain Company assets is included in the Key Assumption and Sensitivity sections included in both the 2015 Financial Statements (included in Note 11), and in this MD&A (included in the Income Statement analysis section).

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•	Trading and Credit Risk

The zinc, lead, and copper concentrates produced by us are sold through long-term supply arrangements to metal traders or integrated mining and smelting companies. The terms of the concentrate contracts may require us to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing us to credit risk of the buyers of our concentrates. Should any of these counterparties not honour supply arrangements, or should any of them become insolvent, we may incur losses for products already shipped and be forced to sell our concentrates in the spot market or we may not have a market for our concentrates and therefore our future operating results may be materially adversely impacted. For example, the Doe Run Peru smelter, a significant buyer of our production in Peru, experienced financial difficulties in the first quarter of 2009 and closed. We continued to sell copper concentrates to other buyers but on inferior terms. The Doe Run Peru smelter remains closed and we are owed approximately $8.2 million under the terms of our contract with Doe Run Peru. We continue to pursue all legal and commercial avenues to collect the amount outstanding.

As at March 31, 2016, we had receivable balances associated with buyers of our concentrates of $40.8 million (December 31, 2015 - $21.3 million). All of this receivable balance is owed by eight well known concentrate buyers and the vast majority of our concentrate is sold to those same counterparts.

Silver doré production is refined under long-term agreements with fixed refining terms at three separate refineries worldwide. We generally retain the risk and title to the precious metals throughout the process of refining and therefore are exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that we may not be able to fully recover our precious metals in such circumstances. As at March 31, 2016, we had approximately $29.7 million contained in precious metal inventory at refineries (December 31, 2015 - $21.4 million). We maintain insurance coverage against the loss of precious metals at our mine sites, in-transit to refineries, and while at the refineries.

Refined silver and gold are sold in the spot market to various bullion traders and banks. Credit risk may arise from these activities if we are not paid for metal at the time it is delivered, as required by spot sale contracts.

We maintain trading facilities with several banks and bullion dealers for the purposes of transacting our trading activities. None of these facilities are subject to margin arrangements. Our trading activities can expose us to the credit risk of our counterparties to the extent that our trading positions have a positive mark-to-market value.

Management constantly monitors and assesses the credit risk resulting from our concentrate sales, refining arrangements, and commodity contracts. Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties. In making allocation decisions, management attempts to avoid unacceptable concentration of credit risk to any single counterparty.

From time to time, we may invest in equity securities of other companies. Just as investing in Pan American is inherent with risks such as those set out in this MD&A, by investing in other companies we will be exposed to the risks associated with owning equity securities and those risks inherent in the investee companies.

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•	Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. The volatility of the metals markets can impact our ability to forecast cash flow from operations.

We must maintain sufficient liquidity to meet our short-term business requirements, taking into account our anticipated cash flows from operations, our holdings of cash and cash equivalents, and committed loan facilities.

We manage our liquidity risk by continuously monitoring forecasted and actual cash flows. We have in place a rigorous reporting, planning and budgeting process to help determine the funds required to support our normal operating requirements on an ongoing basis and our expansion plans. We continually evaluate and review capital and operating expenditures in order to identify, decrease, and limit all non-essential expenditures.

•	Exchange Rate Risk

Pan American reports its financial statements in USD; however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations, as reported in USD, are subject to changes in the value of the USD relative to local currencies. Since the Company’s revenues are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse. The local currencies that the Company has the most exposure to are the Peruvian soles (“PEN”), Mexican pesos (“MXN”) and Argentine pesos (“ARS”). In order to mitigate this exposure, the Company maintains a portion of its cash balances in PEN, MXN and CAD and, from time to time, enters into forward currency positions to match anticipated spending as discussed in this in MD&A in the “Financial Instruments” section.

The Company’s balance sheet contains various monetary assets and liabilities, some of which are denominated in foreign currencies. Accounting convention dictates that these balances are translated at the end of each period, with resulting adjustments being reflected as foreign exchange gains or losses on the Company’s income statement.

Our balance sheet contains various monetary assets and liabilities, some of which are denominated in foreign currencies. Accounting convention dictates that these balances are fair valued at the end of each period, with resulting adjustments being reflected as foreign exchange gains or losses on our statement of operations.

In addition to the foregoing, governmental restrictions and controls relating to exchange rates also impact our operations. In Argentina, for example, the government has at times established official exchanges rates that were significantly different than the unofficial exchange rates more readily utilized in the local economy to determine prices and value. Our investments in Argentina are primarily funded from outside of the country, and therefore conversion of foreign currencies, like USD, at the official exchange rate has had the effect of reducing purchasing power and substantially increasing relative costs in an already high inflationary market. Maintaining monetary assets in ARS also exposes us to the risks of ARS devaluation and high domestic inflation.

Pan American Silver Corp.	39

•	Taxation Risks

Pan American is exposed to tax related risks, in assessing the probability of realizing income tax assets recognized, the Company makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, we give additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. We consider relevant tax planning opportunities that are within the Company’s control, are feasible and within management’s ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. We reassess unrecognized income tax assets at each reporting period.

•	Claims and Legal Proceedings

Pan American is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many of these claims relate to current or ex-employees, some of which involve claims of significant value, for matters ranging from workplace illnesses such as silicosis to claims for additional profit-sharing and bonuses in prior years. Furthermore, we are in some cases the subject of claims by local communities, indigenous groups or private land owners relating to land and mineral rights and such claimants may seek sizeable monetary damages against us and/or the return of surface or mineral rights that are valuable to us and which may impact our operations and profitability if lost. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to us. We carry liability insurance coverage and establish provisions for matters that are probable and can be reasonably estimated. In addition, we may be involved in disputes with other parties in the future that may result in litigation, which may result in a material adverse effect on our financial position, cash flow and results of operations.

Significant Judgments and Key Sources of Estimation Uncertainty in the Application of Accounting Policies

In preparing financial statements in accordance with International Financial Reporting Standards, management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. These critical accounting estimates represent management estimates and judgments that are uncertain and any changes in these could materially impact the Company’s financial statements. Management continuously reviews its estimates, judgments, and assumptions using the most current information available.

Readers should also refer to Note 2 of the 2015 Financial Statements, for the Company’s summary of significant accounting policies.

Pan American Silver Corp.	40

Changes in Accounting Standards

There were no significant accounting standards or interpretations along with any consequential amendments, required for the Company to adopt effective January 1, 2016.

Accounting Standards Issued but Not Yet Effective

IFRS 9 Financial Instruments (“IFRS 9”) was issued by the International Accounting Standards Board (“IASB”) on July 24, 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 utilizes a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Final amendments released on July 24, 2014 also introduce a new expected loss impairment model and limited changes to the classification and measurement requirements for financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact the final standard and amendments on its consolidated financial statements.

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) In May 2014, the IASB and the Financial Accounting Standards Board (“FASB”) completed its joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and US GAAP. As a result of the joint project, the IASB issued IFRS 15, Revenue from Contracts with Customers, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Companies can elect to use either a full or modified retrospective approach when adopting this standard. On July 22, 2015, the IASB confirmed a one-year deferral of the effective date of IFRS 15 to January 1, 2018. The Company is in the process of analyzing IFRS 15 and determining the effect on our consolidated financial statements as a result of adopting this standard.

IFRS 16, Leases (“IFRS 16”) In January 2016, the IASB issued IFRS 16 – Leases which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

IAS 7, Statement of Cash Flows (“IAS 7”) Amendments to IAS 7, Statement of Cash Flows were issued in January 2016 as part of the IASB’s Disclosure Initiative.  The amendments require certain enhanced disclosures of the cash and non-cash components of changes in liabilities resulting from financing activities and are required to be applied for years beginning on or after January 1, 2017.  The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

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Disclosure Controls and Procedures

Management’s Report on Internal Control over Financial Reporting

Management of Pan American is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. It includes those policies and procedures that:

a)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Pan American,

b)	are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of Pan American are being made only in accordance with authorizations of management and Pan American’s directors, and

c)	are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Pan American’s assets that could have a material effect on the annual financial statements or interim financial reports.

The Company’s management, including its President and Chief Executive Officer and Chief Financial Officer, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Controls over Financial Reporting

There has been no change in the Company’s internal control over financial reporting during the period ended March 31, 2016 that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

Technical Information

Martin Wafforn and Martin Dupuis, each of whom are Qualified Persons, as the term is defined in NI 43-101, have reviewed and approved the scientific and technical disclosure in this MD&A.

For more detailed information regarding the Company’s material mineral properties and technical information related thereto, including a complete list of current technical reports applicable to such properties, please refer to the Company’s Annual Information Form dated March 24, 2016 filed at www.sedar.com or the Company’s most recent Form 40-F filed with the SEC.

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CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS AND INFORMATION

CERTAIN OF THE STATEMENTS AND INFORMATION IN THIS MD&A CONSTITUTE “FORWARD-LOOKING STATEMENTS” WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND “FORWARD-LOOKING INFORMATION” WITHIN THE MEANING OF APPLICABLE CANADIAN PROVINCIAL SECURITIES LAWS RELATING TO THE COMPANY AND ITS OPERATIONS. ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, ARE FORWARD-LOOKING STATEMENTS. WHEN USED IN THIS MD&A THE WORDS, “WILL”, “BELIEVES”, “EXPECTS”, “INTENDS”, “PLANS”, “FORECAST”, “OBJECTIVE”, “GUIDANCE”, “OUTLOOK”, “POTENTIAL”, “ANTICIPATED”, “BUDGET”, AND OTHER SIMILAR WORDS AND EXPRESSIONS, IDENTIFY FORWARD-LOOKING STATEMENTS OR INFORMATION. THESE FORWARD-LOOKING STATEMENTS OR INFORMATION RELATE TO, AMONG OTHER THINGS: FUTURE PRODUCTION OF SILVER, GOLD AND OTHER METALS PRODUCED BY THE COMPANY; FUTURE CASH COSTS PER OUNCE OF SILVER AND ALL-IN SUSTAINING COSTS PER SILVER OUNCE SOLD; THE PRICE OF SILVER AND OTHER METALS; THE EFFECTS OF LAWS, REGULATIONS AND GOVERNMENT POLICIES AFFECTING PAN AMERICAN’S OPERATIONS OR POTENTIAL FUTURE OPERATIONS, INCLUDING but NOT LIMITED TO THE laws in THE PROVINCE OF CHUBUT, ARGENTINA, WHICH CURRENTLY HAVE SIGNIFICANT RESTRICTIONS ON MINING, AND THE NEW MINING LAW AND THE NEW CONCILIATION AND ARBITRATION LAW IN BOLIVIA, each of WHICH COULD PLACE ADDITIONAL FINANCIAL OBLIGATIONS ON OUR SUBSIDIARIES; THE CONTINUING NATURE OF HIGH INFLATION, RISING CAPITAL AND OPERATING COSTS, CAPITAL RESTRICTIONS AND RISKS OF EXPROPRIATION RELATIVE TO CERTAIN OF OUR OPERATIONS, PARTICULARLY IN ARGENTINA and bolivia, AND THEIR EFFECTS ON OUR BUSINESS; THE SUFFICIENCY OF THE COMPANY’S CURRENT WORKING CAPITAL, ANTICIPATED OPERATING CASH FLOW OR ITS ABILITY TO RAISE NECESSARY FUNDS; TIMING OF PRODUCTION AND THE CASH COSTS OF PRODUCTION AT EACH OF THE COMPANY’S PROPERTIES; THE ESTIMATED COST OF AND AVAILABILITY OF FUNDING NECESSARY FOR SUSTAINING CAPITAL; the successful implementation and effects of ONGOING OR FUTURE DEVELOPMENT and expansion PLANS AND CAPITAL REPLACEMENT, IMPROVEMENT OR REMEDIATION PROGRAMS; FORECAST CAPITAL AND NON-OPERATING SPENDING; AND THE COMPANY’S PLANS AND EXPECTATIONS FOR ITS PROPERTIES AND OPERATIONS; the timing and method of REPAYMENT OF Restricted share units AND performance share units.

THESE STATEMENTS REFLECT THE COMPANY’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE NECESSARILY BASED UPON A NUMBER OF ASSUMPTIONS AND ESTIMATES THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC, COMPETITIVE, POLITICAL AND SOCIAL UNCERTAINTIES AND CONTINGENCIES. MANY FACTORS, BOTH KNOWN AND UNKNOWN, COULD CAUSE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO BE MATERIALLY DIFFERENT FROM THE RESULTS, PERFORMANCE OR ACHIEVEMENTS THAT ARE OR MAY BE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS or information CONTAINED IN THIS MD&A AND THE COMPANY HAS MADE ASSUMPTIONS AND ESTIMATES BASED ON OR RELATED TO MANY OF THESE FACTORS. SUCH FACTORS INCLUDE, WITHOUT LIMITATION: FLUCTUATIONS IN SPOT AND FORWARD MARKETS FOR SILVER, GOLD, BASE METALS AND CERTAIN OTHER COMMODITIES (SUCH AS NATURAL GAS, FUEL OIL AND ELECTRICITY); FLUCTUATIONS IN CURRENCY MARKETS (SUCH AS THE PERUVIAN SOL, MEXICAN PESO, ARGENTINE PESO, BOLIVIAN BOLIVIANO and canadian dollar VERSUS THE U.S. DOLLAR); RISKS RELATED TO THE TECHNOLOGICAL AND OPERATIONAL NATURE OF THE COMPANY’S BUSINESS; CHANGES IN NATIONAL AND LOCAL GOVERNMENT, LEGISLATION, TAXATION, CONTROLS OR REGULATIONS AND POLITICAL OR ECONOMIC DEVELOPMENTS IN CANADA, THE UNITED STATES, MEXICO, PERU, ARGENTINA, BOLIVIA OR OTHER COUNTRIES WHERE THE COMPANY MAY CARRY ON BUSINESS IN THE FUTURE; RISKS AND HAZARDS ASSOCIATED WITH THE BUSINESS OF MINERAL EXPLORATION, DEVELOPMENT AND MINING (INCLUDING ENVIRONMENTAL HAZARDS, INDUSTRIAL ACCIDENTS, UNUSUAL OR UNEXPECTED GEOLOGICAL OR STRUCTURAL FORMATIONS, PRESSURES, CAVE-INS AND FLOODING); RISKS RELATING TO THE CREDIT WORTHINESS OR FINANCIAL CONDITION OF SUPPLIERS, REFINERS AND OTHER PARTIES WITH WHOM THE COMPANY DOES BUSINESS; INADEQUATE INSURANCE, OR INABILITY TO OBTAIN INSURANCE, TO COVER THESE RISKS AND HAZARDS; EMPLOYEE RELATIONS; RELATIONSHIPS WITH AND CLAIMS BY LOCAL COMMUNITIES AND INDIGENOUS POPULATIONS; AVAILABILITY AND INCREASING COSTS ASSOCIATED WITH MINING INPUTS AND LABOUR; THE SPECULATIVE NATURE OF MINERAL EXPLORATION AND DEVELOPMENT, INCLUDING THE RISKS OF OBTAINING NECESSARY LICENSES AND PERMITS AND THE PRESENCE OF LAWS AND REGULATIONS THAT MAY IMPOSE RESTRICTIONS ON MINING, INCLUDING THOSE CURRENTLY IN THE PROVINCE OF CHUBUT, ARGENTINA; DIMINISHING QUANTITIES OR GRADES OF MINERAL RESERVES AS PROPERTIES ARE MINED; GLOBAL FINANCIAL CONDITIONS; THE COMPANY’S ABILITY TO COMPLETE AND SUCCESSFULLY INTEGRATE ACQUISITIONS AND TO MITIGATE OTHER BUSINESS COMBINATION RISKS; CHALLENGES TO, OR DIFFICULTY IN MAINTAINING, THE COMPANY’S TITLE TO PROPERTIES AND CONTINUED OWNERSHIP THEREOF; THE ACTUAL RESULTS OF CURRENT EXPLORATION ACTIVITIES, CONCLUSIONS OF ECONOMIC EVALUATIONS, AND CHANGES IN PROJECT PARAMETERS TO DEAL WITH UNANTICIPATED ECONOMIC OR OTHER FACTORS; INCREASED COMPETITION IN THE MINING INDUSTRY FOR PROPERTIES, EQUIPMENT, QUALIFIED PERSONNEL, AND THEIR COSTS; HAVING SUFFICIENT CASH TO PAY OBLIGATIONS AS THEY COME DUE AND THOSE FACTORS IDENTIFIED UNDER THE CAPTION “RISKS RELATED TO PAN AMERICAN’S BUSINESS” IN THE COMPANY’S MOST RECENT FORM 40-F AND ANNUAL INFORMATION FORM FILED WITH THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION AND CANADIAN PROVINCIAL SECURITIES REGULATORY AUTHORITIES. INVESTORS ARE CAUTIONED AGAINST ATTRIBUTING UNDUE CERTAINTY OR RELIANCE ON FORWARD-LOOKING STATEMENTS or information. ALTHOUGH THE COMPANY HAS ATTEMPTED TO IDENTIFY IMPORTANT FACTORS THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY, THERE MAY BE OTHER FACTORS THAT CAUSE RESULTS NOT TO BE AS ANTICIPATED, ESTIMATED, DESCRIBED OR INTENDED. THE COMPANY DOES NOT INTEND, AND DOES NOT ASSUME ANY OBLIGATION, TO UPDATE THESE FORWARD-LOOKING STATEMENTS OR INFORMATION TO REFLECT CHANGES IN ASSUMPTIONS OR CHANGES IN CIRCUMSTANCES OR ANY OTHER EVENTS AFFECTING SUCH STATEMENTS OR INFORMATION, OTHER THAN AS REQUIRED BY APPLICABLE LAW.

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